As filed with the Securities and Exchange Commission on August 4, 2009	Preliminary
333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S–1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITY HOLDINGS, INC.

(Name of Registrant as Specified in its Charter)

Georgia	6021	58-2350609
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

950 Joe Frank Harris Parkway, S.E.

Cartersville, Georgia 30121

(770) 606-0555

(Address and telephone number of registrant’s principal executive office)

Mr. Michael L. McPherson

950 Joe Frank Harris Parkway, S.E.

Cartersville, Georgia 30121

(770) 606-0555

(Name, address, and telephone number of agent for service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

Michael N. White

Martin Snow, LLP

240 Third Street

Macon, Georgia 31201

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, place an “X” in the following blank:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, place an “X” in the following blank and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, place an “X” in the following blank and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, place an “X” in the following blank and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by placing an “X” in the following blank whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer: ☐	Accelerated filer: ☐
Non-accelerated filer: ☐	Smaller reporting company: ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed amount to be registered	Proposed maximum price per share	Proposed maximum aggregate offering price	Registration fee
Common Stock	(1)		$$15,000,000	$837.00(2)
Warrants		-	-	-

1.

Consists of up to              shares of the registrants common stock and up to              shares of the registrant’s common stock issuable upon the exercise of warrants issued therewith. In accordance with Rule 416 promulgated under the Securities Act of 1933, as amended, the Registration Statement shall be deemed to cover any additional securities to be offered or issued from stock splits, stock dividends or similar transactions.

2.

The calculation of the registration fee has been made pursuant to Fee Rate Advisory #5 for Fiscal Year 2009 (2009-56), which prescribes a fee rate for registration statements of $55.80 per million dollars of securities to be offered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Subject to Completion

DATED AUGUST 4, 2009

UNITY HOLDINGS, INC.

Up To             Shares

Unity Holdings, Inc. Common Stock

(Minimum Purchase 100 Shares)

Unity Holdings, Inc., is selling up to              shares of its common stock for $             per share. The minimum purchase for any investor is 100 shares. We have the right, in our discretion, to accept subscriptions for a lesser or greater amount. This offering will terminate on March 31, 2010 or when, in the sole discretion of the board of directors, a sufficient amount of total equity capital has been raised by Unity, which may include capital raised in other private offerings of Unity’s preferred stock occurring during the same time period. We may, at our sole discretion, extend the offering for additional periods as permitted by law.

There is no underwriter involved in this offering. Our directors and officers will offer and sell the common stock on a best-efforts basis without compensation. We believe they will not be deemed to be brokers or dealers due to Rule 3a4-1 under the Securities Exchange Act of 1934. In addition, we have engaged Moody Capital Solutions, Inc. (“Moody”) to act as our sales agent for this offering. Moody has also agreed to serve as the qualifying broker-dealer in those states in which we elect to sell shares that require that all sales be made through a registered broker-dealer. Moody will act on a “best efforts” basis and will not have any obligation or commitment to sell any specific dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution. We have agreed to pay Moody a fee equal to 5% of the gross proceeds of all sales to investors, with the exception of subscriptions received from our current directors, officers and employees. In addition, we will pay Moody 6.5% on shares sold to institutional investors and 8.5% for any shares sold by members of Moody’s selected dealers selling group and reimbursement for certain filing fees, legal expenses, and other pre-approved out of pocket expenses. Moody will not participate in the offering until its participation has been approved by the Financial Industry Regulatory Authority (“FINRA”).

There is no minimum number of shares we must sell in this offering. However, until the board of directors determines a sufficient amount of equity capital has been raised in the aggregate, including any other private offerings, all funds received will be maintained in an independent escrow account at Alabama Bankers Bank. Once submitted, subscriptions are irrevocable unless the offering is terminated or extended beyond March 31, 2010. If the offering is extended beyond March 31, 2010, subscribers will be notified and will be given the right to confirm, change or cancel their orders. If the board of directors decides not to break escrow or terminates the offering for any other reason, Unity will promptly return your funds with interest.

OFFERING SUMMARY

Price Per Share: $

	Maximum
Number of Shares
Gross Offering Proceeds		$15,000,000
Estimated Offering Expenses(1)		$50,837
Selling Agent Fees and Expenses		$750,000
Estimated Net Proceeds to Unity		$14,199,163
Estimated Net Proceeds Per Share	$

Our common stock is not currently traded in a market and is not quoted on a market quotation system. Investing in our common stock involves a high degree of risk which is described in the “Risk Factors” section beginning on page 4 of this prospectus. These securities are not deposits, accounts, or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2009.

(1)	Excludes selling agent fees and expenses payable to Moody Capital Solutions, Inc. in connection with the offering.

PROSPECTUS SUMMARY

The following summary highlights selected information that is contained elsewhere in this prospectus. This summary may not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk factors” and the financial statements, before making an investment decision.

General

Unity Holdings, Inc. (“Unity”) was incorporated in Georgia on October 8, 1997 as a bank holding company to own and control all of the capital stock of Unity National Bank. Organizing activities for the Company began during the summer of 1997, consisting primarily of preparation and filing of a registration statement for sale of the Company’s stock, preparation and filing of the Bank’s charter application, acquisition of physical facilities, and hiring of staff. On November 30, 1998, the Federal Deposit Insurance Corporation approved the Bank’s application for deposit insurance, and on February 11, 1998, the Office of the Comptroller of the Currency approved the Bank’s charter application. The Board of Governors of the Federal Reserve approved the Company to be a bank holding company on November 30, 1998. The Bank has two locations in Cartersville and locations in Adairsville, Calhoun, and Rome, Georgia.

Marketing Focus

Many of the banks in our trade area are now local branches of large regional banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of Georgia and the Bartow and Floyd Counties area, the Company believes opportunities exist in the small business and consumer arenas. The Bank advertises to emphasize the Company’s local ownership, community bank nature, and ability to provide more personalized service than its competition.

Deposits

The Bank offers a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, commercial accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the Bank’s principal market area at rates competitive to those offered in the Bartow County area. In addition, the Bank offers certain retirement account services, such as Individual Retirement Accounts (IRAs). The Bank solicits these accounts from individuals, businesses, associations and organizations, and governmental authorities.

Properties

Cartersville Office.    The Bank’s main office is located in Cartersville at 950 Joe Frank Harris Parkway, S.E., at the corner of Joe Frank Harris Parkway and Market Place Boulevard. This permanent facility has 10,500 square feet in a two story brick facility. This facility has a drive through station consisting of four teller lanes and one with a drive up automated teller service machine.

Adairsville Office.    In January 1999, the Bank also opened a temporary branch office in Adairsville at 7450 Adairsville Highway, NW (Highway 140), Adairsville, Georgia 30103. Construction of a permanent facility for this office began in the third quarter of 1999 and it opened in the second quarter of 2000. This branch has approximately 3,500 square feet with three drive through lanes plus one drive through with an automated teller service machine.

Rome Office.    In October 2001, the Bank opened a temporary bank office at 42 Three Rivers Drive in Rome, Georgia. The permanent facility was completed and opened in October 2004. The Bank is approximately 4,200 square feet and has three drive-through lanes plus one ATM lane.

Operations Center.    The Bank purchased a partially finished building for use as an off-site Operations Center, which was completed and opened in September 2004. The facility is approximately 9,600 square feet and is used as the technology, deposit operations, and accounting headquarters. The facility does not perform any direct customer service functions.

Henderson Drive Office.    In June 2005, the Bank opened a full service facility at 601 Henderson Drive in Cartersville, Georgia. The Bank is approximately 4,200 square feet with three drive-in lanes and an ATM lane.

Calhoun Office.    In August 2006, the Bank opened a full service facility at 150 W.C. Bryant Parkway in Calhoun, Georgia. The Bank is approximately 4,200 square feet with three drive-in lanes and an ATM lane.

The Offering

Common stock offered	Up to shares of common stock, $0.01 par value, of Unity Holdings, Inc.

Common stock outstanding after this offering	Up to shares

Use of proceeds

We intend to use the net proceeds of this offering for general corporate purposes, including working capital to support our subsidiary bank. See “Use of Proceeds”. Although there is no minimum number of shares that must be sold in this offering, all funds collected will be maintained in an escrow account with Alabama Bankers Bank until the board of directors, in its sole discretion, breaks escrow and makes the funds available to Unity.

The number of shares that will be outstanding after this offering is based on the actual number of shares outstanding as of May 31, 2009 (1,148,513). This number excludes options held by our directors, outstanding as of May 31, 2009, to purchase 42,000 shares of common stock at a weighted-average exercise price of $17.07 per share, and any warrants issued in this offering.

Minimum Purchase Amount

Each investor must purchase at least 100 shares of common stock to participate in this offering. However, we may, in our sole discretion, accept a subscription for a lesser number of shares.

Risks

An investment in our common stock involves a significant degree of risk for reasons that include the following:

•	the fact that the $ offering price was fixed by our board of directors and may not be indicative of resale value;

•	the fact that our common stock is not actively traded in any market;

•	the fact that we have not paid dividends since inception of the Company; and

•	the fact that we cannot assure investors that we will be able to declare and pay dividends in the foreseeable future.

Before making an investment decision, you should carefully read the “Risk Factors” section below for a discussion of specific risks related to an investment in our common stock.

SUMMARY OF SELECTED FINANCIAL DATA

	At and for the Three Months Ended March 31, 2009	At and for the Years Ended December 31,
		2008	2007	2006	2005	2004
	(Unaudited)	(dollars in thousands except per share data)
Selected Balance Sheet Data:
Total Assets	$299,883	$313,030	$302,002	$266,573	$233,334	$199,461
Loans, net	228,886	244,248	239,749	221,326	193,154	165,074
Allowance for loan losses	4,128	5,388	3,281	2,791	2,445	2,259
Deposits	243,948	249,083	254,384	209,484	183,319	161,410
Equity	18,381	19,734	20,144	17,598	16,592	14,883

Selected Operating Data:
Net interest income	$1,801	$8,614	$11,021	$9,975	$8,321	$7,019
Provision for loan losses	1,510	4,433	738	461	221	732
Net interest income after provision for loan losses	291	4,181	10,283	9,514	8,100	6,287
Noninterest income	413	2,031	2,116	1,598	1,296	1,090
Noninterest expense	2,727	9,979	8,460	8,104	6,479	4,993
Net income (loss)	(1,254)	(2,164)	2,609	1,998	1,963	1,611

Per Share Data:
Net income (loss), basic	$(1.09)	$(2.08)	$2.64	$2.01	$1.94	$1.59
Net income (loss), diluted	(1.09)	(2.08)	2.32	1.79	1.74	1.45
Book value	16.00	17.36	19.04	17.27	15.51	14.05
Common shares outstanding	1,148,513	1,148,513	987,557	990,030	1,014,510	1,013,510

Performance Ratios:
Return on average assets (annualized)	-1.64%	-0.69%	0.88%	0.80%	0.90%	0.92%
Return on average equity (annualized)	-26.32%	-10.85%	13.87%	11.69%	12.47%	11.32%
Net interest margin	2.82%	2.99%	4.04%	4.32%	4.10%	4.22%
Efficiency ratio	123.17%	93.74%	64.40%	70.03%	67.37%	61.57%

Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans outstanding	1.77%	2.16%	1.35%	1.25%	1.25%	1.35%
Net charge-offs to average total loans	1.15%	0.90%	0.10%	0.06%	0.02%	0.22%
Non-performing loans to total assets	8.94%	9.30%	1.82%	1.66%	1.42%	0.48%

Capital Ratios:
Total equity to total assets	6.13%	6.30%	6.67%	6.60%	7.11%	7.46%
Tier 1 leverage capital	6.98%	7.22%	9.07%	8.32%	8.55%	9.22%
Tier 1 risk-based capital	8.50%	8.61%	10.61%	9.34%	10.33%	10.52%
Total risk-based capital	9.76%	9.87%	11.86%	10.59%	11.58%	11.77%

RISK FACTORS

An investment in our common stock involves a significant degree of risk. In determining whether to make an investment, you should consider carefully all the information set forth in this prospectus and, in particular, the following “risk factors.”

The markets for our services are highly competitive and we face substantial competition.

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings institutions, credit unions, finance companies, mutual funds, insurance companies, security brokerage, and mortgage banking firms—all of which solicit business from residents and businesses located in our marketing area. Many of these competing institutions have greater resources than we do. Specifically, many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services, and lower operating costs. Increased competitive pressures is one effect of the Gramm-Leach-Bliley Act described below under “Regulation of Unity.” We compete effectively in our target markets; however, we can experience a competitive disadvantage as a result of our smaller size and asset base under certain circumstances.

In attracting deposits, we compete with insured depository institutions such as banks, savings institutions, and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Traditional banking institutions, as well as entities intending to transact business solely online, are increasingly using the Internet to attract deposits without geographic or physical limitations. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us. These competitors may offer higher interest rates than we offer, which could result in the Bank attracting fewer deposits or in forcing us to increase our interest rates in order to attract deposits. Increased deposit competition could increase our cost of funds and could affect adversely our ability to generate the funds necessary for our lending operations, which would negatively affect our results of operations.

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

We are operating in a highly challenging and uncertain economic environment, including generally uncertain national conditions and local conditions in our markets. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. While we are taking steps to decrease and limit our exposure to residential mortgage loans, home equity loans and lines of credit, and construction and land loans, we nonetheless retain significant direct exposure to the residential and commercial real estate markets as a result of our holdings of these types of loans, and we are affected by these development loans. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. The decline in our financial performance over the last two years, and the reduction in capital ratios have subjected us to increased regulatory scrutiny in the current environment. In addition, a possible national economic recession or further deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses and result in the following other consequences: loan delinquencies, problem assets, foreclosures and loan charge-offs may increase; demand for our products and services may decline; deposits may decrease, which would adversely impact our liquidity position; and collateral for our loans, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

We have entered into a written agreement with our regulators and our business is affected by the highly regulated environment in which we operate.

We and our subsidiary are subject to extensive federal and state regulation and supervision. Our failure to comply with these requirements can lead to, among other remedies, administrative enforcement actions, termination or suspension of our licenses, rights of rescission for borrowers, and class action lawsuits. Legislation and regulations have had, may continue to have or may have significant impact on the financial services industry. Legislative or regulatory changes could make regulatory compliance more difficult or expensive for us, causing us to change or limit some of our consumer loan products or the way we operate our different lines of business. Future changes could affect the profitability of some or all of our lines of business.

On February 3, 2009, Unity and our bank subsidiary, Unity National Bank, entered into a written agreement with the Office of the Comptroller of the Currency (the “OCC”). The failure to comply with the terms of the written agreement could result in significant enforcement actions against us of increasing severity, up to and including a regulatory takeover of our bank subsidiary. A copy of the written agreement is available on the OCC’s website at www.occ.treas.gov.

Under the terms of the written agreement, the Company and the Bank are required, within 60 days of entering into the agreement, to submit written plans to the regulators that address the following items: eliminating the basis of criticism of criticized assets; continuing to improve commercial real estate concentration risk management; on-going review and grading of the Bank’s allowance for loan and lease losses policy; maintaining sufficient liquidity at the Bank; and preparing a financial forecast and strategic plan for a three-year period designed to improve the condition of the Bank. The Board of Directors of the Bank is also required to appoint a Compliance Committee to submit, on a quarterly basis, a report setting forth a description of the action needed to achieve full compliance with the formal agreement, actions taken to comply, and the results and status of these actions.

As a result of the written agreement with the OCC, the Bank is not permitted to declare or pay any dividend without the prior approval of the OCC. In addition, the Company is restricted from making any dividend payments or distributions of interest or principal on common stock, preferred stock or trust preferred securities unless we obtain the prior written approval of the Federal Reserve Bank (“FRB”). Therefore, we may not be able to pay such dividends or distributions in the future.

In addition, like other registrants, we are subject to the requirements of the Sarbanes-Oxley Act of 2002. Failure to have in place adequate programs and procedures could cause us to have gaps in our internal control environment, putting our holding company and its shareholders at risk of loss.

These and other potential changes in government regulation or policies could increase our costs of doing business and could adversely affect our operations and the manner in which we conduct our business.

Changes in interest rates could have an adverse effect on our income.

Our profitability depends to a large extent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. Changes in interest rates also can affect the value of our loans. An increase in interest rates could adversely affect borrowers’ ability to pay the principal or interest on our loans. This may lead to an increase in our non-performing assets and could have a material and negative effect on our results of operations.

Interest rates are highly sensitive to many factors, including governmental monetary policies and economic and political conditions both domestically and internationally. Conditions such as inflation, recession, unemployment, money supply, and other factors beyond our control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material and negative effect on our business, financial condition, and results of operations. In response to the dramatic deterioration of the subprime, mortgage, credit, and liquidity markets, the Federal Reserve substantially reduced interest rates which has reduced our net interest income during 2008 and the first quarter of 2009. Any reduction in our net interest income will negatively affect our business, financial condition, liquidity, operating results, cash flows and/or the price of our securities. Additionally, in 2009, we expect to have continued margin pressure given these interest rate reductions, along with elevated levels of non-performing assets.

Because a significant portion of our loan portfolio is secured by real estate, any negative developments affecting real estate may harm our business.

Approximately $210.4 million, or 90.3%, of our loan portfolio consists of loans that are secured by various types of real estate as collateral, and real estate loans on commercial properties. Because these loans rely on real estate as collateral, either totally in the case of real estate loans or partially in the case of commercial loans secured by real estate, they are sensitive to economic conditions and interest rates. Real estate lending also presents additional credit-related risks, including a borrower’s inability to pay and deterioration in the value of real estate held as collateral. There has been substantial industry concern and publicity over asset quality among financial institutions due in large part to issues related to subprime mortgage lending, declining real estate values, and general economic concerns. Furthermore, the housing and residential mortgage markets recently have experienced a variety of difficulties and changed economic conditions. If market conditions continue to deteriorate, they may lead to valuation adjustments on our loan portfolios and real estate owned, as we continue to reassess the market value of our loan portfolio, the losses associated with the loans in default, and the net realizable value of real estate owned.

We occasionally purchase non-recourse loan participations from other banks based on information provided by the selling bank. If this information is not accurate, we may experience a loss on these loans.

Although not a significant portion of our lending activities, from time to time we will purchase loan participations from other banks in the ordinary course of business, usually without recourse to the selling bank. This may occur during times when we are experiencing excess liquidity in an effort to improve our profitability. As of May 31, 2009, we had $6.5 million in loan participations that we had purchased. When we do purchase loan participations we apply the same underwriting standards as we would to loans that we directly originate and seek to purchase only loans that would satisfy these standards. In applying these standards, we rely to some extent on information provided to us by the selling bank. Therefore, to the extent this information does not accurately reflect the value of any collateral or the financial status of the borrower, we may experience a loss on these loans. In such cases we will take commercially reasonable steps to minimize our loss.

If our allowance for loan losses is not adequate to cover actual losses, our net income may decrease.

We are exposed to the risk that our customers will be unable to repay their loans in a timely fashion and that collateral securing the payment of loans may be insufficient to ensure repayment. Borrowers’ inability to repay their loans could erode our bank’s earnings and capital. We maintain an allowance for loan losses to cover loan defaults. We base our allowance for loan losses on various assumptions and judgments regarding the collectibility of loans, including our prior experience with loan losses, as well as an evaluation of the risks in our loan portfolio. We maintain this allowance at a level we consider adequate to absorb anticipated losses. The amount of future loan losses is susceptible to changes in economic, operating, and other conditions, including changes in interest rates, that may be beyond our control. Assuming no unforeseen economic or political events, we do not currently anticipate any material increase in loan losses over the remainder of this year. The allowance for loan losses is maintained at a level management feels is adequate given known circumstances, but could be inadequate in the event of prolonged local economic stress. Actual losses may exceed our estimates and we may have to increase the allowance for loan losses. This would decrease our net income.

If economic conditions in our market areas deteriorate, our business may be negatively affected.

Our success depends on the general economic conditions of the markets we serve. Our operations are concentrated in Bartow, Floyd and Gordon counties. Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. We are currently experiencing adverse economic conditions in some of our market areas, which affect the ability of our customers to repay their loans to us and generally negatively affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies and are thus disproportionately affected. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do materialize in the future.

The market value of the real estate securing our loans as collateral has been adversely affected by the slowing economy and unfavorable changes in economic conditions in our market areas and could be further adversely affected in the future. Any sustained period of increased payment delinquencies, foreclosures, or losses caused by the adverse market and economic conditions, including the downturn in the real estate market, in Georgia will adversely affect the value of our assets, our revenues, results of operations, and financial condition. Currently, we are experiencing such an economic downturn, and if it continues, our operations could be further adversely affected.

Losing key personnel will negatively affect us.

Competition for personnel is stronger in the banking industry than in many other industries, and we may not be able to attract or retain the personnel we require to compete successfully. We currently depend heavily on the services of our chief executive officer, Michael L. McPherson, and a number of other members of our senior management team. Losing Mr. McPherson’s services or those of other members of senior management could affect us in a material and adverse way. Our success will also depend on attracting and retaining qualified management personnel and experienced lenders.

Our common stock is not actively traded and is not listed on a national securities exchange, the over-the-counter market, or any state exchange and therefore may be difficult to sell.

Our common stock does not have an established trading market and is not actively traded. We anticipate that trading activity will not increase as a result of this offering. Thus, there is currently no liquid market for our common stock, and we cannot guarantee that a liquid market for our common stock will develop. As a result, investors who may wish or need to dispose of all or a part of their investment in our common stock may not be able to do so except in an illiquid market or by private direct negotiations with third parties, assuming that third parties are willing to purchase our common stock.

The offering price was determined by the board of directors and therefore may not be indicative of resale value.

The offering price of $             was determined by the board of directors based on a number of factors, including current information regarding our financial condition and prospects, and may not be indicative of resale value. Our common stock’s recent trading prices based on actual transactions disclosed to the board were considered. However, because our common stock has been thinly traded, this was only one of several factors that the board of directors considered in establishing the offering price.

Our board of directors and management will have broad discretion to spend a large portion of the net proceeds of this offering, and may do so in ways with which you do not agree.

If the offering is fully subscribed, we estimate the net proceeds to us from this offering to be approximately $14,199,163, after deducting estimated offering expenses and selling agent commissions and expenses. Our board of directors and management will have significant discretion in spending the proceeds of this offering. We currently intend to use substantially all the proceeds as additional regulatory and working capital to support the deposits and asset base of our subsidiary bank. The discretion of our board of directors and management to allocate the net proceeds from the offering means that we may apply these proceeds to uses that you may not consider desirable. Any failure of management to apply these effectively could harm our business.

This offering may negatively affect our return on equity.

Our 2009 return on equity will likely be inversely related to the size of this offering. This is primarily caused by the delay between the time that we receive capital through the sale of common stock and the time that our bank can successfully deploy the capital into earning assets such as loans. Based on our current 2009 budget projections, we anticipate a year end return of equity of -42% if $5,000,000 is raised, -38% if 10,000,000 is raised, and -34% if $15,000,000 is raised.

We have not paid dividends on our common stock and may be unable to pay dividends in the future if earnings are adversely affected.

We have not declared nor paid cash dividends on our common stock since inception. In addition, we cannot ensure that we will be able to pay dividends in the future if economic conditions adversely affect the Bank’s earnings. In addition, our ability to pay dividends is subject to regulatory limitations, and currently requires prior approval of the OCC and FRB.

We encounter technological change continually and have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our success will depend in part on our ability to address our customers’ needs by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. Although we plan to use some of the proceeds from this offering to strengthen and enhance the Bank’s information technology infrastructure, we may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers.

Sales of common stock by existing shareholders could affect the price of our common stock adversely.

Our common stock is not actively traded. We do not expect trading activity to increase as a result of this offering. Although we do not expect an increased level of trading, it is possible that some of our existing shareholders will view this offering as an opportunity to sell their shares in an effort to take profits. Sales of a significant number of shares of our common stock following this offering, or the perception that sales could occur, could adversely affect the market price of our common stock.

Because our directors and executive officers own a significant amount of our common stock, your ability to participate in our management will be limited.

Currently, our directors and executive officers beneficially own approximately 398,646 shares (34.70%) of our outstanding common stock, including exercisable options. Our directors and executive officers could exercise their stock options and/or purchase additional shares in this offering. As a result of such ownership, the ability of other subscribers to effectively exercise control over the election of directors and thereby exercise control over the supervision of the management or our business, is limited.

Our articles of incorporation and bylaws contain anti-takeover provisions that may deter an attempt to change or gain control of us.

Our articles of incorporation and bylaws include anti-takeover provisions such as the existence of restrictions on the ability to change the number of directors or to remove a director and flexibility in evaluating proposed actions. As a result, you may be deprived of opportunities to sell some or all of your shares at prices that represent a premium over market prices.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common shares

We are not restricted from issuing additional common shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares. The market price of our common shares could decline as a result of sales of our common shares made after this offering or the perception that such sales could occur. It could also decline if we issue additional common shares in connection with a proposed exchange of a portion of our trust preferred shares for our common shares. At this time, we are unable to determine whether we will complete an exchange offer or the number of shares that we will issue in connection with any exchange offer.

The issuance of additional series of our preferred shares could adversely affect holders of our common shares which may negatively impact your investment.

Our board of directors is authorized to issue additional classes or series of preferred shares without any action on the part of the shareholders. The board of directors also has the power without shareholder approval, to set the terms of any such classes or series of preferred shares that may be issued, including conversion rights, voting rights, dividend rights, and preferences over our common shares with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue additional preferred shares in the future that have a preference over our common shares with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our common shares, the rights of holders of our common shares or the market price of our common shares could be adversely affected. The board of directors and management are currently exploring all opportunities to raise additional capital, including actively offering preferred stock to potential investors.

RECENT DEVELOPMENTS

On February 3, 2009, Unity Holdings, Inc. and its subsidiary bank, Unity National Bank, executed a written agreement with the Office of the Comptroller of the Currency (“OCC”). The Company and its Board of Directors have taken an active role in working with the OCC to improve the condition of the Company and the Bank.

The written agreement is based on the findings of the OCC during a 2008 on-site examination. Since the completion of the examination, the Board of Directors has aggressively taken steps to address the findings of the exam and the Company has plans to raise new capital to improve its overall capital position and ensure sufficient capital for the Bank. The Company and the Bank are aggressively working to comply with the requirements of the Agreement.

Under the terms of the written agreement, the Company and the Bank are required, within 60 days of entering into the agreement, to submit written plans to the regulators that address the following items: eliminating the basis of criticism of criticized assets; continuing to improve commercial real estate concentration risk management; on-going review and grading of the Bank’s loan portfolio; improving the Bank’s position regarding classified loans and other real estate owned; revising the Bank’s allowance for loan and lease losses policy; maintaining sufficient liquidity at the Bank; and preparing a financial forecast and strategic plan for a three-year period designed to improve the condition of the Bank. The Bank has completed and submitted the initial reporting required under the agreement.

The Board of Directors of the Bank is also required to appoint a Compliance Committee to submit, on a quarterly basis, a report setting forth a description of the action needed to achieve full compliance with the formal agreement, actions taken to comply, and the results and status of these actions.

During the second quarter of 2009, the Company had a net loss of approximately $4,887,000. The loss was primarily due to a provision for loan losses at the subsidiary bank of $2,575,000 for the quarter. Due to the year-to-date loss of approximately $6,141,000, management made the decision to set up a valuation allowance for the deferred tax asset in the amount of $2,024,000. The valuation allowance was established because the company is unlikely to realize the benefit of the deferred tax asset in the foreseeable future. The establishment of the valuation allowance effectively reverses the tax benefit recognized due to the current and prior year’s losses. If the Company returns to a profitable status, it will not be required to recognize a tax expense until the valuation allowance is recovered.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements related to our future results, including statements about certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words “estimate,” “project,” “intend,” “believe,” “expect,” and similar expressions identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of this information as our representation that we will achieve any strategy, objectives, or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover, and we have no obligation to update or revise any of these forward-looking statements.

These and other statements, which are not historical facts, are based largely on management’s current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by forward-looking statements. These risks and uncertainties include, among other things, the risks and uncertainties described above in the section labeled “Risk Factors.”

THE OFFERING

Maximum Offering/Minimum and Maximum Investment

We are offering a maximum of              shares of common stock in this offering. The minimum purchase for any investor is 100 shares of common stock, unless we, in our sole discretion, accept a subscription for a lesser number of shares.

Purchases by Directors and Officers

Our directors and officers do not intend to purchase any shares in this offering. However, in September 2008, directors and officers exercised warrants and options to purchase 150,000 shares of common stock in the amount of $1.5 million.

Subscription

As indicated below under “How to Subscribe,” upon execution and delivery of a subscription agreement for shares of the common stock, subscribers will be required to deliver to Unity Holdings, Inc. a check in an amount equal to $             times the number of shares subscribed for. Even though all funds will be initially deposited in an escrow account with Alabama Bankers Bank, all subscriptions are subject to immediate acceptance in our discretion.

Escrow of Subscription Funds

All subscriptions and documents delivered by subscribers will be placed in an escrow account with Alabama Bankers Bank. Under the terms of the escrow agreement, Unity has the discretion to accept any or all of the subscriptions and upon certification of this fact to the escrow agent, and the escrow agent will release all funds, with interest, to us.

Prior to the release of the funds from the escrow account, the escrow agent will invest the funds in interest-bearing bank accounts, including savings accounts and bank money market accounts, short-term direct obligations of the United States Government and/or in short-term FDIC insured bank certificates of deposit. We do not intend to invest the subscription funds in instruments that would mature after the expiration of this offering.

Once submitted, subscriptions are irrevocable unless the offering is terminated or extended beyond March 31, 2010. If the offering is extended beyond March 31, 2010, subscribers will be notified and will be given the right to confirm, change or cancel their orders. If the board of directors decides not to break escrow or terminates the offering for any other reason, Unity will promptly return your funds with interest. All offering expenses will be borne by Unity and not by subscribers.

No assurance can be given that the funds in the escrow account can or will be invested at the highest rate of return available or that any profits will be released from the investment of these funds.

If all of the offering conditions are satisfied, and we withdraw the funds from the subscription escrow account, all profits and earnings on the account will belong to the Company. If the board decides a sufficient amount of capital has been raised in this offering and/or any other offering before the expiration date, a minimum closing will be held. At that minimum closing, the funds will be released from the escrow account to us and subscribers to this offering will become shareholder of Unity. Thereafter, subscribers’ funds will be paid directly to Unity, rather than the escrow agent, upon acceptance.

Alabama Bankers Bank, by accepting appointment as escrow agent under the escrow agent, in no way endorses the purchase of our common stock or preferred stock.

Company Discretion

We reserve the right, exercisable in our sole discretion, to accept or reject any subscription in whole or in part. In determining which subscriptions to accept, we may consider various factors, including a subscriber’s potential to do business with, or direct customers to, the Bank, the relative amount of each subscriber’s proposed investment, and the order in which subscriptions are received. We also reserve the right to accept subscriptions on a prorated basis if we receive subscriptions for more than              shares. We will notify all subscribers whether or not their subscriptions have been accepted. The proceeds from the sale of shares from accepted subscriptions will be deposited in an escrow account with Alabama Bankers Bank. With respect to any subscriptions that we do not accept in whole or in part, the notification will be accompanied by the unaccepted portion of the subscription funds, without interest.

Offering Period

This offering will terminate on March 31, 2010 or when, in the sole discretion of the board of directors, a sufficient amount of total equity capital has been raised by Unity, which may include capital raised in other private offerings occurring during the same time period. We may, at our sole discretion, extend the offering for additional periods as permitted by law.

We also reserve the right to end the offering at any time if we determine that the total amount of subscriptions received to date will provide adequate capitalization for Unity.

Plan of Distribution

Our directors and officers will offer and sell the common stock on a best-efforts basis without compensation. Our officers and directors intend to market the shares directly to our existing shareholders, customers of our subsidiary bank, and personal contacts. Our officers and directors plan to market these parties through personal and telephonic contact and by delivering offering information through the mail. Offers and sales of the common stock will be made by our officers and directors, who will be reimbursed for their reasonable expenses but will not receive commissions or other remuneration. We have also engaged Moody to act as our sales agent for this offering. Moody is a registered broker-dealer and a member of FINRA. Moody will act on a “best efforts” basis and will not have any obligation or commitment to sell any specific dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution.

We have agreed to pay Moody a sales commission fee equal to 5% of the gross proceeds of all sales to investors and 6.5% on all sales to institution investors, with the exception of (i) subscriptions received from our current directors, officers and employees of the Bank and (ii) from anyone listed on the commission exception list. Moody will also be paid 8.5% if any other FINRA licensed selected dealers are added as sales agents. We have also agreed to reimburse Moody for all pre-approved out of pocket expenses, including the FINRA filing fee and for the legal fees and expenses associated with obtaining or confirming any exemptions, qualifications or registrations of the common stock which are required under the securities or blue sky laws of the states in which the common stock may be offered or sold. We also will reimburse Moody for the reasonable fees and expenses of counsel for Moody related to the offering and not otherwise described above, not to exceed $20,000.

We believe these officers and directors will not be deemed to be brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1 because they will not receive compensation for these efforts, their activities in connection with the offering will be in addition to their other duties, and they will satisfy the other requirements of such Rule. We also believe that these officers and directors will not be deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933.

How to Subscribe

Each prospective investor who desires at least 100 or more shares must:

1.	Complete, date, and execute the Subscription Agreement that is attached as Appendix “A” to this prospectus.

2.	Make a check payable to “Alabama Bankers Bank, Escrow Agent for Unity Holdings, Inc.” in an amount equal to $ multiplied by the number of shares subscribed for.

3.	Return the completed Subscription Agreement as follows: By hand, U.S. Mail, or overnight delivery to:

Unity Holdings, Inc.

950 Joe Frank Harris Parkway, S.E.

Cartersville, Georgia 30121

Attention: Michael L. McPherson

4.

Upon our receipt of payment for the shares subscribed for, the Subscription Agreement will become final, binding and irrevocable as to the investor, although Unity retains discretion to reject any subscription or portion thereof.

USE OF PROCEEDS

Assuming all the shares of common stock offered pursuant to this prospectus are sold, the net proceeds to Unity, after deducting approximately $50,837 in offering expenses and $750,000 in selling agent commissions and fees, are estimated to be $14,199,163. As this offering is being made on an “any and all” basis, the net proceeds will be reduced to the extent that any of the shares being offered remain unsold upon the completion of the offering.

We have analyzed our present operations and anticipated future operations to determine the most effective strategies to promote future growth. There are numerous opportunities for Unity to expand its financial products and services and to broaden its banking presence throughout our existing market areas. We expect to use the proceeds from this offering to strengthen the capital reserves of the Bank, our primary subsidiary. We note that we are subject to regulatory capital requirements imposed by the OCC and Federal Reserve. We plan to maintain total capital equal to or higher than eleven percent of risk-weighted assets for both Unity and the Bank. We want to position the Bank so that it can effectively react to volatility in the economy and maintain total capital ratios well above minimum regulatory levels.

We will pursue our strategic plans for growth in assets, deposits, and earning in accordance with all applicable laws and regulations governing our operations. The funds will be maintained in an escrow account with Alabama Bankers Bank with the board of directors, in its sole discretions, determines Unity has raised sufficient capital, through this offering and/as any other private offering, to break escrow and made the funds available to the capital account of the Bank.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009, and pro forma capitalization as of completion of the offering, assuming that the stated number of shares of the common stock is sold.

	March, 2009	As adjusted for maximum offering
Shareholder Equity:
Common Stock, par value $0.01 per share; 10,000,000 shares authorized; 1,148,513 shares issued and outstanding; shares issued and outstanding as adjusted for the maximum offering	$11,485	$
Surplus (1)	$11,788,339	$
Retained Earnings	$6,622,582		$6,622,582
Accumulated other comprehensive loss	$(41,184)		$(41,184)

Total shareholders’ equity	$18,381,222		$32,580,385

(1)	Surplus was reduced by $800,837 for offering expenses and selling agent commissions and expenses related to the issuance of stock; consequently, the total net proceeds is $14,199,163.

MARKET FOR OUR COMMON EQUITY

AND RELATED SHAREHOLDER MATTERS

Market Information

The common stock of Unity is not traded in the over-the-counter market or on any stock exchange, nor is Unity’s common stock otherwise actively traded. There is thus no established trading market for Unity’s common stock. Unity has maintained records of share prices based on actual transactions when such information has been disclosed by persons either purchasing or selling Unity’s common stock. These records reflect prices for transactions in Unity’s common stock to the best knowledge of management.

The following table reflects the high and low trades of shares of Unity for each quarterly period during the last two years based on such limited available information.

YEAR	HIGH SELLING PRICE	LOW SELLING PRICE
2008
First Quarter	$30.00	$28.00
Second Quarter	$28.00	$25.00
Third Quarter	$25.00	$25.00
Fourth Quarter	$25.00	$25.00

2007
First Quarter	$28.00	$26.00
Second Quarter	$30.00	$28.00
Third Quarter	$30.00	$28.00
Fourth Quarter	$30.00	$30.00

As of March 31, 2009, Unity had approximately 1,045 shareholders of record of Unity’s common stock.

Equity Compensation Plan Information

The following table sets forth information relating to Unity’s equity compensation plans as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	42,000	$17.07	134,351
Equity compensation plans not approved by security holders	0	0	0

Total	42,000	$17.07	134,351

Unregistered Sale of Equity Securities

None.

Dividend Policy

Under the Financial Institutions Code of Georgia, the Bank may from time to time declare and thereupon pay dividends on its outstanding shares in cash, property or its own shares unless, after giving effect to such distribution, the Bank would not be able to pay its debts as they become due in the usual course of business or the Bank would have insufficient cash market value assets to pay liabilities to depositors and other creditors. Moreover, the Bank may declare and pay dividends in cash or property only out of the retained earnings of the Bank and may not declare or pay dividends at any time it does not have paid-in capital and appropriated retained earnings equal to or exceeding 20% of its capital stock. The Bank may not declare and pay dividends in excess of 50% of net profits after taxes for the previous fiscal year without the prior approval of the OCC. The Bank is also allowed to declare and pay dividends in authorized but unissued shares of its stock, provided there is transferred to capital stock an amount equal to the value of the shares distributed and provided further that after payment of the dividend the Bank continues to maintain required levels of paid-in capital and appropriated retained earnings. The Company has not paid dividends to its shareholders since its inception. Currently both the Company and the Bank are restricted from paying dividends without the prior written consent to the OCC and Federal Reserve.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and the financial condition of our bank subsidiary, Unity National Bank, at December 31, 2008 and 2007 and the results of operations for the years then ended. The purpose of this discussion is to focus on information about our financial condition and results of operations that are not otherwise apparent from our audited consolidated financial statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and our reports to stockholders. Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Forward-looking statements are made based upon management’s belief as well as assumptions made by, and information currently available to, management pursuant to “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We caution that these factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2008.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Overview

The Company incurred a loss of approximately $2.2 million for 2008. As the economic environment deteriorated, the Company saw the credit quality of the loan portfolio weaken. Increased losses in the loan portfolio resulted in larger than normal loan loss provisions from earnings. The Company experienced substantial growth for the first six months of the year before deleveraging the balance sheet.

Outlook

As the economic environment worsened, the loan portfolio viability has worsened. Nonperforming assets and foreclosed real estate have increased substantially over historical levels. The subsidiary bank has entered into a written formal agreement with its primary regulator which outlines specific steps needed to improve loan portfolio strength, preserve liquidity, and increase capital levels to absorb losses. For much of the third and fourth quarter of 2008, the Bank was addressing these issues so many of the processes prescribed by the OCC are already in place. We have seen a slow-down in the amount of loans going on non-accrual, an indicator that we are seeing an end to the accelerated problem loan pace. While a prolonged period of economic downturn could continue to erode credit quality, Management believes it has adequately assessed the risk in the portfolio and has put steps in place to strengthen the Bank.

Financial Condition at December 31, 2008 and 2007

As of December 31, 2008, we had total assets of $313 million, an increase of 3.6% over assets of $302.0 million at December 31, 2007. Total interest-earning assets were $282.9 million at December 31, 2008 or 90.4% of total assets, compared to 91.4% for 2007. Our primary interest-earning assets at December 31, 2008 were loans, which made up 88.2% of total interest-earning assets, the same ratio reported for December 31, 2007. Other real estate owned increased $6.8 million for the year ended December 31, 2008 when compared to 2007 levels. We have been aggressive in dealing with problem loans and look to move problem assets off our books to maintain capital strength. Deposit balances shrank $5.3 million during 2008, and external borrowings increased $16.7 million. While prime lending rates began falling in the first quarter of 2008, local market deposit pricing did not react accordingly until late in the 3rd quarter. FHLB borrowings and brokered CDs allowed us to maintain our margins better than the local market did.

Fed funds grew $7.3 million over 2007 balances in an effort to maintain strong liquidity during uncertain times. The investment portfolio decreased $7.7 million through maturities, calls, and bond sales. The cash generated from these activities allowed us to increase our cash on hand. Some of these funds offset the attrition of high rate deposits. The Company injected approximately $2.7 million into the subsidiary to maintain acceptable capital levels.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and other needs. Traditional sources of liquidity include asset maturities and growth in core deposits. A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to external sources of funds.

External funding sources allowed us to balance our interest rate risk as loan yields began to decline. Federal Home Loan Bank (“FHLB”) advances were $37.4 million at December 31, 2008 compared to $22.3 million at December 31, 2007. In-market CDs did not go below 3.00% until around the third quarter. Secondary market CDs grew from $17.2 million in 2007 to $31.7 million at December 31, 2008. These funding levels carried a rate of approximately 3.94%. However, many of these had terms greater than one year, for which in-market CDs cost approximately 4.25% or more through the year. Both of these portfolios prove to be more stable than local CDs. With rate competition high in our market between institutions, it is not uncommon to see a time deposit cashed in early and moved to other banks. We have also been on the receiving end of such transactions. We closely monitor our exposure in these resources. At December 31, 2008, approximately 24.0% of the Bank’s funding base (deposits and FHLB advances) was made up of external sources.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. We attempt to price our deposits to meet our asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management and Federal regulatory authorities. As determined under guidelines established by the Asset/Liability Committee and acceptable current banking practices, our core liquidity ratio was 9.08% at December 31, 2008. The Company’s liquidity position was strong at December 31, 2008. The bank had 61.8% of its external funding lines available to meet significant liquidity demands on short notice.

At December 31, 2008, we had loan commitments outstanding of approximately $18.1 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, we have the ability to borrow and purchase federal funds from other financial institutions. At December 31, 2008, we had arrangements with three correspondent commercial banks for short-term unsecured advances totaling $13.5 million, of which none was outstanding. Also in place with a correspondent commercial bank is a security repurchase agreement utilizing securities available for sale as the underlying collateral with a line of secured credit of approximately $4 million. At December 31, 2008, we also had over $41.9 million available (subject to adequate collateral) at the Federal Home Loan Bank. We also have assets pledged to the Fed discount window, which gives us the ability to borrow up to approximately $29 million at December 31, 2008. By having this readily available credit, our secondary liquidity ratio was 61.8%, substantially higher than our 20% minimum directive.

At December 31, 2008, our capital levels were compliant with regulatory minimum capital requirements, despite experiencing a loss from operations of approximately $2.2 million. The parent company injected approximately $2.7 million to the subsidiary for capital strength. For regulatory purposes, the net unrealized gains on securities available for sale are excluded in the computation of the capital ratios.

In the future, our primary source of funds available to Unity Holdings, Inc. will be the payment of dividends by the Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the bank’s regulatory agency. Currently, the Bank must receive regulatory approval for any dividends paid to shareholders.

The minimum capital requirements to be considered “well capitalized” under prompt corrective action provisions and the actual capital ratios for us and the Bank as of December 31, 2008 are as follows:

	Actual		Regulatory Requirements
	Consolidated	Bank
Leverage capital ratio	7.22%	7.34%	5.00%
Risk-based capital ratios:
Core capital	8.61%	8.76%	6.00%
Total capital	9.87%	10.02%	10.00%

These ratios may decline depending on further losses on problem loans, but are expected to exceed the regulatory minimum requirements. We currently are at the minimum capital limits to remain well-capitalized. If we drop to the “adequately capitalized” tier, our ability to use external funding sources may be impaired. Therefore, we will be increasing our capital base to give us more strength to absorb losses during 2009. We are also shrinking the balance sheet to a size more commensurate with today’s capital expectations.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and that tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. We, through our asset/liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see “Asset/Liability Management”.

Results of Operations For The Years Ended December 31, 2008 and 2007

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses. Because interest rates are determined by market forces and economic conditions, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

Our tax equivalent net yield on average interest earning assets was 3.04% in 2008 as compared to 4.09% in 2007. The primary market rates used to price loans dropped dramatically beginning in the first quarter. The rate earned on average interest-earning assets decreased to 6.61% in 2008 from 8.37% in 2007. The rate paid on average interest-bearing liabilities decreased to 3.80% in 2008 from 4.61% in 2007. In other words, the yields on assets decreased 176 basis points while the cost of funds decreased 81 basis points. Average interest bearing assets grew $15.1 million, with average loans growing $16.0 million. Average interest-bearing liabilities increased by $17.7 million with average time deposits and FHLB advances accounting for the majority of this increase. The growth came primarily from outside funding sources, which carried more favorable yields. Available FHLB borrowings were at much lower yields than in-market CDs. The wholesale CDs added during 2008 mostly have terms longer than 12 months to lock in favorable rates over a longer period. During the year, we decreased the rates on our transaction-based deposit products, a strategy rarely undertaken for the Company. If Fed movements slow down or stop during 2009, margins should be stable and perhaps improve as funding reprices to lower levels.

Provision for Loan Losses

The provision for loan loses was $4,433,000 in 2008, compared to $738,000 for 2007. The provision reflects the increased instability of the loan portfolio. The Bank adopted an aggressive stance in dealing with problem loans during 2008. Each impaired loan was analyzed and reviewed for the amount of impairment. Then we established appropriate reserves to cover the impairment. The allowance for loan losses as a percentage of total loans was 2.16% at December 31, 2008 and 1.35% at December 31, 2007. We have been aggressive in charging off full loans or portions of loans and foreclosed real estate balances. Our charge offs represent 0.9% of our average loan portfolio, compared to 0.10% for 2007. The increase in the ratio was out of an abundance of caution during the economic downturn. The Bank does not have as large a concentration in construction lending as some of its peers.

Other Income

Other income consists of service charges on deposit accounts, mortgage loan origination fees, investment services, and other miscellaneous revenues and fees. Other income was $2,031,000 in 2008 as compared to $2,116,000 for 2007. The Bank realized $224,000 in gains on the sale of real estate in 2007 versus a net loss on the sale of real estate in 2008 of $443,000. Bank owned life insurance (“BOLI”) contributed an additional $94,000 over 2007 levels. The investment in BOLI performed well. These proceeds are used to offset the expense of certain employee benefits. Trust and brokerage income increased $71,000 for the year ended December 31, 2008 when compared to the year ended December 31, 2007. The Bank was successful in its referral efforts regarding its investment business. As CD rates decreased, we were able to move some customers who were less risk averse into investment products, therefore earning a commission rather than losing the relationship. Service charge income saw an increase of $66,000 in 2008 over 2007’s performance. The decrease in deposit balances resulted in a lower growth in service charges; 2007 levels were $249,000 higher than 2006 levels. However, we saw slight increases in NSF fee income and ATM network income throughout 2008. Mortgage fee income decreased $68,000 in 2008 when compared to 2007.

Other Expenses

Other expense consists primarily of salary, occupancy, and other fixed overhead costs associated with the business. Other expenses were $9,979,000 for the year ended December 31, 2008 and $8,459,000 for the year ended December 31, 2007. Personnel expenses decreased $121,000 for 2008 when compared to 2007. The Company did not accrue a bonus given the loss position of the year’s earnings. Several vacated jobs were not re-staffed as well. The Bank experienced a loss of $443,000 on the sale of foreclosed real estate. The Bank has remained prudent in pricing its property. The goal is to offer a price for quick sale without significantly undervaluing the property. Expenses associated with the maintenance and management of foreclosed real estate were $335,000 higher than 2007 levels, and other loan related expense increased $92,000. In 2007, the Bank was able to recoup some expenses at the sale of foreclosed property. The ability to recover such expenses is not available in today’s real estate market. FDIC Deposit Insurance increased $114,000 with the agency’s new methodology for calculating premiums and the current risk profile of the Bank. Data processing expense increased $99,000 over the year as new technology initiatives became fully integrated in the cost structure. We have signed a new contract with our core processing provider that should garner us some savings in our data processing expenses. Equipment and occupancy expense increased $67,000. The Bank refurbished its two oldest buildings with larger than normal maintenance projects that began in late 2007. These were nonrecurring projects that were completed during 2008. The Bank incurred a loss of $16,000 on the sale of certain bonds. The loss on the sale of the selected bonds was an acceptable loss given the increased liquidity the sale provided.

Income Tax

The bank recorded an income tax benefit of $1.6 million in 2008 as compared to tax expense of $1.3 million in 2007. The rate of income tax benefits or expenses compared to pretax income was 42.6% in 2008 and 34% in 2007. The rate for 2008 exemplifies the performance of our tax-free earning vehicles, particularly our municipal bond portfolio and our BOLI.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Specific officers are charged with the responsibility for monitoring policies and procedures designed to ensure acceptable composition of the asset/liability mix. Management’s overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Bank’s Board of Directors on a quarterly basis. The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered “asset-sensitive” when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered “liability-sensitive” when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a liability-sensitive gap would tend to affect net interest income adversely, while an asset-sensitive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a liability-sensitive gap would tend to result in an increase in net interest income, while an asset-sensitive gap would tend to affect net interest income adversely. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate “gap” analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as “interest rate caps and floors”) that limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is management’s intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2008, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. The non-maturity deposit portfolio, for example, can reprice in its entirety at any time. However, rate changes on several types of these deposits happen rarely. In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within Three Months	Over Three Months To One Year	Over One Year to Three Years	After Three Years	Total
	(Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits in banks	906	-	-	-	906
Fed funds sold	11,172	-	-	-	11,172
Securities	-	2,882	462	17,804	21,148
Loans	68,979	54,918	83,813	42,146	249,856

Total	81,057	57,800	84,275	59,950	283,082

	Within Three Months	Over Three Months To One Year	Over One Year to Three Years	After Three Years	Total
	(Dollars in Thousands)
Interest-bearing liabilities:
Interest-bearing demand deposits	14,645	-	-	-	14,645
Savings & Money Market Deposits	75,049	-	-	-	75,049
Time Deposits	29,930	68,604	36,283	11,241	146,058
Other Borrowings	7,500	5,000	13,000	13,400	38,900
Subordinated Debentures	3,093	-	-	-	3,093

Total	130,217	73,604	49,283	24,641	277,745

Interest rate sensitivity gap	(49,160)	(15,804)	34,992	35,309	5,337

Cumulative interest rate sensitivity gap	(49,160)	(64,964)	(29,972)	5,337

Interest rate sensitivity gap ratio	0.62	0.79	1.71	2.43

Cumulative interest rate sensitivity gap ratio	0.62	0.68	0.88	1.02

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The following tables and schedules set forth certain significant financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders’ equity, the interest rates we experience; our investment portfolio; our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; and types of deposits.

INTEREST RATES AND INTEREST DIFFERENTIALS

Average Balance Sheets, Interest and Rates

The table below shows the year-to-date average balance for each category of interest earning assets and interest-bearing liabilities for the indicated periods and the average rate of interest earned or paid thereon.

	For the Years Ended December 31,
	2008			2007
	Average Balance	Interest Income/ Expense	Weighted Average Rate	Average Balance	Interest Income/ Expense	Weighted Average Rate
(Dollars in Thousands)

ASSETS
Interest earning assets:
Interest bearing deposits in banks	$317	$5	1.58%	$810	$47	5.80%
Federal funds sold	2,449	39	1.59%	4,778	239	5.00%
Taxable Investments, amortized cost	22,186	1,064	4.80%	19,860	1,017	5.12%
Non-taxable investments, amortized cost	5,684	244	4.29%	6,068	258	4.25%
Loans	257,085	17,665	6.87%	241,083	21,268	8.82%

Total interest earning assets	287,721	$19,017	6.61%	272,599	$22,829	8.37%

Allowance for Loan losses	(3,632)			(3,008)
Other assets	28,897			25,544

Total assets	$312,986			$295,135

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Demand, including MMDA	$99,568	$2,742	2.75%	$110,416	$4,533	4.11%
Savings	6,082	99	1.63%	6,402	141	2.20%
Time	128,141	5,762	4.50%	103,273	5,318	5.15%
Federal funds purchased	677	18	2.66%	323	19	5.88%
FHLB advances & other borrowings	35,973	1,588	4.41%	32,356	1,534	4.74%
Guaranteed subordinated debentures	3,093	194	6.27%	3,093	263	8.50%

Total interest bearing liabilities	273,534	$10,403	3.80%	255,863	$11,808	4.61%

Non-interest bearing demand deposits	16,882			18,557
Other liabilities	2,631			1,908
Stockholders’ equity	19,939			18,807

Total liabilities and stockholders’ equity	$312,986			$295,135

Net interest income		$8,614			$11,021

Net interest spread			2.81%			3.76%
Net interest margin (TE)			3.04%			4.09%

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

(TE) – Tax Equivalent. Loan fees of $915,000 and $1,121,000 are included in the yields for 2008 and 2007, respectively.

Rate and Volume Analysis

The following table shows a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates for each major category of interest earning assets and interest-bearing liabilities for 2008 over 2007. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	2008 vs. 2007
	Rate	Volume	Net
	(Dollars in Thousands)
Income from interest-earning assets:
Interest bearing deposits in banks	$(23)	$(19)	$(42)
Federal funds sold	(117)	(83)	(200)
Taxable Investments, amortized cost	(67)	114	47
Non-taxable investments, amortized cost	2	(16)	(14)
Loans	(4,942)	1,339	(3,603)

Total interest income	$(5,147)	$1,335	$(3,812)

Expense from interest-bearing liabilities:
Demand, including MMDA	$(1,381)	$(410)	$(1,791)
Savings	(35)	(7)	(42)
Time	(728)	1,172	444
Federal funds purchased	(14)	13	(1)
FHLB advances & other borrowings	(111)	165	54
Guaranteed subordinated debentures	(69)	-	(69)

Total interest bearing liabilities	$(2,338)	$933	$(1,405)

NET INTEREST INCOME	$(2,809)	$402	$(2,407)

INVESTMENT PORTFOLIO

Types of Investments

Our securities portfolio, consisting of U.S. Government sponsored agencies, municipal securities, and restricted equity investments, amounted to $21.1 million at December 31, 2008, compared to $28.8 million at December 31, 2007. In 2008, we sold off our portfolio of mortgage-backed securities, which was approximately $4.7 million at the time of the sale. We have used the investment portfolio as a source of excess liquidity in 2008 by selling some bonds and not replacing maturities or calls. We have not specifically identified any securities for sale in future periods that, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale. The portfolio had a net unrealized gain of $92,000 at December 31, 2008 and $72,000 at December 31, 2007.

INVESTMENT PORTFOLIO (Continued)

The carrying amounts of securities and the corresponding interest yield, which are all classified as available for sale, are summarized as follows:

	December 31, 2008
	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in Thousands)
U.S. Government sponsored agency securities	$13,022	$13,259	4.95%
Mortgage-backed securities	-	-	4.69
Municipal securities	5,152	5,007	6.51
Restricted equity securities	2,882	2,882	4.08

	$21,056	$21,148	5.15%

	December 31, 2007
	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in Thousands)
U.S. Government sponsored agency securities	$15,744	$15,787	5.03%
Mortgage-backed securities	4,843	4,814	4.61
Municipal securities	6,011	6,069	6.44
Restricted equity securities	2,138	2,138	5.95

	$28,736	$28,808	5.38%

Maturities

The amounts of debt securities are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through three years, (3) after three through five years, (4) after five through ten years, and (5) after ten years. Restricted equity securities are not included in the table because they have no contractual maturity.

	December 31, 2008
	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in Thousands)
One Year or Less
One to Three Years	$454	$462	3.66%
Three to Five Years	1,851	1,870	3.77
Five to Ten Years	4,150	4,172	4.91
Over Ten Years	11,719	11,762	4.97

	$18,174	$18,266	5.15%

LOAN PORTFOLIO

We generally require that loans collateralized by real estate not exceed the collateral values by the following percentages for each type of real estate loan as follows:

One- to four-family residential properties	85%
Construction loans on one- to four-family residential properties	80%
Nonresidential property	80%

For commercial, consumer, and other non-real estate loans, we require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. The above factors are now factors in our local economy. The downturn happened quickly during 2008, and we are still dealing with those after effects. We have tightened our lending criteria to conserve our capital for dealing with problem loans.

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower’s financial position. Also, we establish and periodically review our lending policies and procedures. National banking regulations limit exposure by prohibiting loan relationships that exceed 15% of the Bank’s statutory capital.

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	2008 Total	2008%	2007 Total	2007%
(Dollars in Thousands)
Commercial, financial and agricultural	$17,432	7.0%	$19,599	8.1%
Real estate – construction	47,998	19.2%	47,529	19.5%
Real estate – mortgage	177,924	71.2%	168,880	69.4%
Consumer, installment and other	6,502	2.6%	7,288	3.0%

	249,856	100.0%	243,296	100.0%

Unearned income	(220)		(266)
Allowance for loan losses	(5,388)		(3,281)

Loans, net	$244,248		$239,749

LOAN PORTFOLIO (Continued)

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2008 are shown in the following table according to contractual maturity.

	Commercial	Construction	Other	Total
	(Dollars in Thousands)
Within Three Months	$5,503	$25,236	$38,240	$68,979
Over Three Months to One Year	5,173	17,004	32,741	54,918
Over One Year to Three Years	3,570	2,849	77,394	83,813
Over Three Years	3,236	2,909	36,001	42,146

	$17,482	$47,998	$184,376	$249,856

The following table summarizes loans at December 31, 2008 with due dates after one year that have predetermined and floating or adjustable interest rates.

(Dollars in Thousands)
Predetermined interest rates	$97,508
Floating or adjustable interest rates	28,451

$125,959

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2008 and 2007 is as follows:

	December 31,
	2008	2007
Nonperforming loans:
Nonaccrual loans	19,980	3,145
Restructured loans	0	0
Other real estate owned	9,135	2,338

Total nonperforming loans	29,115	5,483

Potential problem loans:
Loans 90 days or more past due and still accruing	1,499	791

Total nonperforming and potential problem loans	30,614	6,274

Nonperforming assets to total loans and other real estate	11.83%	2.56%
Reserve for loan losses to nonperforming loans	17.60%	52.29%
Interest at contracted rates (a)	418	41
Interest recorded as income	0	0

Reduction of interest income for period	418	41

(a)	Interest income on nonaccurals that would have been recorded, if the loans remained current and in accordance with original terms.

LOAN PORTFOLIO (Continued)

It is our policy to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful due to factors such as (1) a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected, and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

The Bank has assigned an experienced banker as head of our Special Assets Department, which handles all our non-performing assets (“NPAs”), which are defined as loans past due 90 days or more, nonaccrual loans, and foreclosed real estate (“OREO”). The Bank has a larger than normal inventory of OREO that is currently working through the balance sheet. We have assigned another experienced banker to work with the head of the Special Assets Department. This officer’s duties include managing the foreclosed real estate portfolio, assessing potential losses and gains, and marketing the property for a quick sale at an acceptable loss. Management considers its approach to the problem assets on the balance sheet as aggressive and will continue to get more aggressive as circumstances dictate.

Nonaccrual loans at December 31, 2008 were $19,980,000, compared to $3,145,000 at December 31, 2007. Credit quality has continued to deteriorate concurrently with the economic environment. The Bank works diligently with its past due customers to assist them in solutions to their credit problems, many of which are the result of a slow-down in the customers’ business activities. These loans are spread out among various lending types. The Bank does not carry heavy concentrations in construction lending. After identification of problem loans in the portfolio, construction and development loans comprised only 19.2% of the total portfolio at December 31, 2008 and 19.5% at December 31, 2007.

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. These classified loans do not represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	Year Ended December 31,
	2008	2007
	(Dollars in Thousands)
Average amount of loans outstanding	$257,085	$241,083
Balance of allowance for loan losses at beginning of year	3,280	2,791
Loans charged off:
Installment loans	246	123
Real estate-mortgage	1,860	118
Commercial	281	97

	2,387	338

Loans recovered:
Installment loans	42	46
Real estate mortgage	15	26
Commercial	5	17

	62	89

Net charge-offs	2,325	249

Additions to allowance charged to operating expense during year	4,433	738

Balance of allowance for loan losses at end of year	$5,388	3,280

Ratio of net loans charged off during the year to average loans outstanding	0.90%	0.10%

Allowance for Loan Losses

Management continually evaluates its loan loss reserve for adequacy. Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower’s ability to repay. The allowance for loan losses is evaluated by allocating a reserve based on 13 month historical average of charge offs. This reserve is applied by loan type, excluding highly graded loans and those for which a specific reserve is maintained. Classified and impaired loans may require a specific reserve based on the facts surrounding the loan, including but not limited to inadequate collateral coverage, insufficient cash flow or other credit quality issues. A general reserve is established for the entire loan portfolio, less specific reserves, based on the current economic and interest rate environments, loan portfolio volumes and concentrations, industry standards, recent credit quality experience, and management experience. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant change. The general reserve allows for conditions that may arise that do not occur frequently or for which a specific reserve is not present.

In addition to the analysis procedures above, the credit administration department has continually monitored the performance of the loan portfolio. Some additional provisions to the reserve were made on rated assets that may be more likely to cause losses given the current environment. The current reserve as a percentage of the loan portfolio is 2.16% compared to 1.35% at December 31, 2007. The current reserve reflects the potential of losses in the portfolio at December 31, 2008 given more aggressive impairment testing and after some identified losses have occurred. Losses may vary from current estimates and future additions to the

SUMMARY OF LOAN LOSS EXPERIENCE (Continued)

allowance may be necessary. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses as estimated at any point in time. Management believes the loan loss reserve is adequate at this time.

	December 31, 2008		December 31, 2007
	Amount	Percent of Loans in each category to total loans	Amount	Percent of Loans in each category to total loans
	(Dollars in Thousands)		(Dollars in Thousands)
Commercial, financial and agricultural	$131	6.98%	$273	8.06%
Real estate – construction	$469	19.21%	$395	19.54%
Real estate – mortgage	$1,442	71.21%	$1,401	69.40%
Consumer, installment and other	$48	2.60%	$232	3.00%
Specific allocation for impaired loans	$3,268	N/A	$912	N/A
Unallocated	$30	N/A	$67	N/A

	$5,388	100%	$3,280	100%

The following table represents our best estimate for the allocation of the allowance for loan losses to types of loans, as of the indicated dates. The unallocated portion represents excess reserves over our regular reserve calculations.

DEPOSITS

Average amount of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits, for the year is presented below.

	December 31, 2008		December 31, 2007
	Average Balance (1)	Percent	Average Balance (1)	Percent
	(Dollars in Thousands)		(Dollars in Thousands)
Noninterest-bearing demand deposits	$16,882	N/A	$18,557	N/A
Interest-bearing demand deposits & MMDA	99,568	2.75%	110,416	4.11%
Savings Deposits	6,082	1.63%	6,402	2.20%
Time Deposits	128,141	4.50%	103,273	5.15%

	$250,673	3.43%	$238,648	4.19%

(1)	Average balances were determined using the daily average balances during the year.

(Dollars in Thousands)
Three months or less	$19,685
Over three months through six months	7,061
Over six months through twelve months	21,166
Over twelve months	24,581

$72,493

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2008 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

SUMMARY OF LOAN LOSS EXPERIENCE (Continued)

March 31, 2009 and 2008

The following is management’s discussion and analysis of certain significant factors which have affected the financial position and operating results of Unity Holdings, Inc. and its subsidiary, Unity National Bank, during the periods included in the accompanying consolidated financial statements.

Liquidity and Capital Resources

During the three month period ended March 31, 2009, earning assets decreased $32.4 million. The loan portfolio decreased $16.6 million in an effort to reduce the asset size of the bank, improve liquidity, and preserve capital. Of this decrease, $8.4 million in loans was transferred to foreclosed assets, which increased $6.3 million during the quarter net of sales. Federal funds sold decreased $11.2 million, as these funds were converted to non-interest bearing deposits due to the virtual shutdown of the federal funds market between banks. However, an earnings credit is applied by our primary correspondent bank on the cash balances to offset expenses associated with the account. Securities available for sale decreased $3.2 million due to calls being exercised by the issuers of the securities. None of the called bonds were replaced. Deposits decreased $5.1 million, and other borrowings decreased $6.0 million. In total, liabilities decreased $11.8 million in the first quarter, while total assets decreased $13.1 million. As of March 31, 2009, our liquidity position, as determined under guidelines established by regulatory authorities, remained satisfactory. We will continue to monitor liquidity and make adjustments as deemed necessary.

We consider our liquidity strategy to be adequate to meet operating and loan funding requirements without incurring excessive risk. Wholesale CD balances as of March 31, 2009 were approximately $34.6 million, compared to $23.0 million as of March 31, 2008. Wholesale CD’s are useful for obtaining deposit funds for specific maturities, often at a lower rate than local deposits. At March 31, 2009, Federal Home Loan Bank (“FHLB”) borrowings amounted to $31.4 million, compared to $34.8 million reported for March 31, 2008. FHLB borrowings have been favorably priced for short and long borrowing terms, so the Company used this funding source to achieve better margins and mitigate interest rate risk. Additionally, we have net subordinated debentures of $3.0 million for use in maintaining capital levels at our bank subsidiary during periods of rapid growth or expansion. We also have a line of credit with a correspondent bank for $6.0 million at the parent level to use in capital replenishment. As of March 31, 2009, we had $1.5 million outstanding on the line of credit which has been used to strengthen the capital position of the Bank. We closely monitor our external funding sources to ensure we have adequate funding capacity should a liquidity crisis occur.

At March 31, 2009, the Company was “well capitalized” based on regulatory minimum capital requirements. During the three month period ended March 31, 2009, the Company transferred $950,000 to the Bank for future capital needs. The minimum capital requirements and the actual capital ratios on a consolidated and bank-only basis are as follows:

	Consolidated	Minimum Regulatory Requirement	To Be Considered “Well Capitalized”
Risk-Based Capital to Risk Weighted Assets
Consolidated	9.76%	N/A	N/A
Bank	10.00%	8.00%	10.00%

Tier 1 Capital to Risk Weighted Assets
Consolidated	8.50%	N/A	N/A
Bank	8.74%	4.00%	6.00%

Tier 1 Capital to Average Assets
Consolidated	6.98%	N/A	N/A
Bank	7.20%	4.00%	5.00%

SUMMARY OF LOAN LOSS EXPERIENCE (Continued)

In compliance with the written agreement with the Office of the Comptroller of the Currency (“OCC”) dated February 3, 2009, the Company is currently engaging in negotiations with potential investors in an effort to raise additional capital for future needs. A capital infusion from outside investors will be accompanied by a future public offering which would include current shareholders to reduce the dilution of the additional capital.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. A summary of our commitments as of March 31, 2009 is as follows:

Commitments to extend credit	$15,688,000
Letters of credit	983,000

$16,671,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which we deem necessary.

At March 31, 2009, we had arrangements with two commercial banks for short-term unsecured advances of $4.5 million each. Also in place with a correspondent commercial bank is a security repurchase agreement utilizing securities available for sale as the underlying collateral with a line of secured credit of approximately $4.5 million. We maintain a line of credit with the FHLB as an external funding source. According to our pledged collateral for the line, we can borrow up to approximately $31.4 million on this line. At March 31, 2009, we had $31.4 million outstanding on this line.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

Financial Condition

Total assets decreased $13.1 million for the three month period ended March 31, 2009. Net loans decreased approximately $15.4 million. Investments decreased $3.7 million due to issuer calls for the period and a $124,000 write off of stock held in a correspondent bank that was seized by regulators in May, 2009. Fed funds sold decreased $11.2 million, and the balances were largely transferred to cash and due from banks and interest-bearing deposits, which increased $10.4 million. Other real estate owned increased approximately $6.3 million.

SUMMARY OF LOAN LOSS EXPERIENCE (Continued)

Fixed assets decreased $139,000 due to depreciation. Deposits decreased approximately $5.1 million and other borrowings decreased $6.0 million. The decreases on the funding side of the balance sheet approximately offset the decreases on the asset side of the balance sheet. A net loss of approximately $1,254,000, a decrease in market value of the investments of approximately $101,000, and a credit of $3,000 for option expense resulted in a net decrease of $1,352,000 in capital.

Results of Operations For The Three Months Ended March 31, 2009 and 2008.

The Company had a net loss of approximately $1,254,000 for the three months ended March 31, 2009 compared to a profit of $160,000 during the first quarter of 2008. The primary component of the loss was a substantial increase in the provision for loan loss reserves. The Company made a provision of $1.5 million dollars to the reserve for loan losses during the quarter ended March 31, 2009, compared to $308,000 for the same quarter in the previous year. The additional provision was necessary to cover potential losses in the loan portfolio. Another significant factor in the net loss is the decrease in the net interest margin due to a decrease in loan yields coupled with an increase in non-performing assets. Non-interest income decreased $44,000 during the first quarter of 2009 compared to the first quarter of 2008. Total other expenses decreased slightly compared to the three months ended March 31, 2008 with the exception of losses on sales of foreclosed assets, which increased $522,000.

Interest income decreased approximately $1,188,000 for the period ended March 31, 2009 when compared to the period ended March 31, 2008. Loan interest and fee income decreased $1,036,000 for the first quarter in 2009 when compared to the first quarter of 2008. This decrease was primarily due to the increase in non-performing loans during this period, which reduces the interest and fee income of the loan portfolio. The decrease was also partially rate driven, as market rates have dropped significantly between the two periods. Investment income decreased $142,000 during the period due to lower balances and yields. The portfolio is being allowed to decrease, either through maturities or through sales when needed. Therefore, investment income will more than likely continue to decrease through the remainder of 2009. Because of the substantially low rate environment brought on by the weak economy and the increase in non-performing assets, management expects interest income to continue to be lower than 2008 levels.

Interest expense for the first quarter of 2009 saw a decrease of $663,000 over the first quarter of 2008, with deposit expense decreasing approximately $619,000 for the quarter. Interest paid on money market accounts decreased $543,000 as the Company repriced the accounts to be in line with the market. The money market products priced as a percentage of the Prime Rate decreased as this index rate was lowered over the last year. Rates on time deposits and other borrowings also trended lower due to lower interest rates. Interest on other borrowings decreased $44,000 for the year-to-date period ended March 31, 2009 when compared to the same period in 2008, primarily due to lower outstanding balances on the borrowings.

The net interest margin for the year to date period ended March 31, 2009 was 2.82%, a 59 basis point drop from the 3.41% posted for the same period in 2008. Loan interest income and loan fees decreased $1,036,000. Loan yields for the quarter ended March 31, 2009 were 6.18%, compared to 7.21% for the same period in 2008. This decrease of 103 basis points is attributable to the quick repricing nature of our loan portfolio as rates drop. The cost of funds has decreased 92 basis points, posting a 3.01% cost for year to date 2009 versus 3.93% for year to date 2008. Net interest income decreased approximately $524,000 for the first quarter of 2009 when compared to the first quarter of 2008.

The provision for loan losses during the quarter ended March 31, 2009 was $1,510,000, compared to $308,000 for the quarter ended March 31, 2008. Net charge offs for the first quarter of 2009 were $2,770,000, compared to $307,000 for the first quarter of 2008, as the economy further deteriorated. Management has

SUMMARY OF LOAN LOSS EXPERIENCE (Continued)

thoroughly reviewed the loan portfolio and continues its review on an ongoing basis. Impairment testing is done periodically to identify loans that require additional reserves. Management is working to quickly identify and minimize potential losses.

Other income decreased $44,000 for the first quarter of 2009 when compared to the first quarter of 2008. The decrease is primarily due to a $124,000 write off of correspondent bank stock, an increase of $68,000 in mortgage loan fees, an increase of $30,000 in bank-owned life insurance income, and a decrease of $52,000 in service charges on deposits.

Other expenses, excluding losses on sales of foreclosed assets, decreased $27,000 for the quarter ended March 31, 2009 when compared to the quarter ended March 31, 2008. Salaries and employee benefits decreased $204,000 due to staffing and salary reductions at the end of 2008 and the beginning of 2009. As additional cost-cutting measures, there were no bonus accruals or payouts in the first quarter of 2009, and the Bank’s 401k match has been suspended. These steps should lower salaries and benefits expense through the remainder of 2009. Equipment and occupancy decreased $25,000 in the first quarter of 2009 compared to the first quarter of 2008, primarily due to lower maintenance and depreciation expenses. Other operating expenses increased $201,000 during the same period, mostly due to an increase of $187,000 in expenses related to foreclosed assets and an increase in loan related legal fees of $10,000. These expense categories are expected to stay elevated during 2009 due to the number of foreclosed assets the Bank is carrying. Losses on the sale of foreclosed assets were $522,000 for the first quarter of 2009 vs. none for the first quarter of 2008. Foreclosed assets are disposed of as quickly as possible to minimize carrying costs. However, some types of assets, such as raw land, land lots, and commercial property usually take longer to sell due to the economic climate. Each foreclosed asset is evaluated and the cost-benefits of a short vs. longer-term holding period are considered regarding the disposal of the asset.

There was a tax benefit of 38% and a tax expense at an effective rate of 34% for the three months ended March 31, 2009 and March 31, 2008, respectively.

Allowance for Loan Losses

Management continually evaluates its loan loss reserve for adequacy. Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower’s ability to repay. The allowance for loan losses is evaluated by allocating a reserve based on the average of historical charge offs. This reserve is applied by loan type, excluding highly graded loans and those for which a specific reserve is maintained. Classified and impaired loans may require a specific reserve based on the facts surrounding the loan, including but not limited to inadequate collateral coverage, insufficient cash flow or other credit quality issues. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant change. A general reserve is established for the entire loan portfolio based on the current economic environment, loan portfolio volumes and concentrations, industry standards, and recent credit quality experience. The general reserve allows for conditions that may arise that do not occur frequently or for which a specific reserve is not present.

In addition to the analysis procedures above, the credit administration department has continually monitored the performance of the loan portfolio. Some additional provisions to the reserve were made on rated assets that may be more likely to cause losses given the current environment. The current reserve as a percentage of the loan portfolio is 1.77% compared to 2.16% at December 31, 2008. The current reserve reflects the potential of losses in the portfolio at March 31, 2009 given more aggressive impairment testing and after some identified losses have occurred. Losses may vary from current estimates and future additions to the allowance may be necessary. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses as estimated at any point in time. Management believes the loan loss reserve is adequate at this time.

SUMMARY OF LOAN LOSS EXPERIENCE (Continued)

Information regarding the effects of charge offs and recoveries on the allowance for loan loss data is as follows:

	March 31,
	2009	2008
(in $000s)
Average amount of loans outstanding	$240,458	$249,401
Balance of allowance for loan losses at beginning of period	5,388	3,280

Loans charged off
Commercial and financial	22	215
Real estate mortgage	2,675	79
Installment	87	31

Total charge offs	2,784	325

Loans recovered
Commercial and financial	-	6
Real estate mortgage	3	2
Installment	11	10

Total recoveries	14	18

Net charge-offs	2,770	307
Additions to allowance charged to operating expense during period	1,510	308

Balance of allowance for loan losses at end of period	$4,128	$3,281

Ratio of net loans charged off during the period to average loans outstanding	1.15%	0.12%

Nonperforming Loans

It is our policy to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful due to factors such as (1) a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected, and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Nonaccrual loans at March 31, 2009 were $11,450,000, compared to $19,980,000 at December 31, 2008 and $4,861,000 at March 31, 2008. During the first quarter of 2009, approximately $8.4 million of non-accrual loans were transferred to other real estate owned. Credit quality has continued to deteriorate concurrently with the economic environment. The Bank works diligently with its past due customers to assist them in solutions to their credit problems, many of which are the result of a slow-down in the customers’ business activities. These loans are spread out among various lending types. The Bank does not carry heavy concentrations in construction lending. After identification of problem loans in the portfolio, construction and development loans comprised only 17.9% of the total portfolio at March 31, 2009, compared to 19.2% at December 31, 2008 and 17.61% at March 31, 2008.

The Bank has a larger than normal inventory of other real estate that is currently working through the balance sheet. We have assigned an experienced banker to manage the foreclosed real estate portfolio, assess potential losses and gains, and market the property for a quick sale at an acceptable loss if necessary. Management considers its approach to the problem assets on the balance sheet as aggressive and will continue to be aggressive as circumstances dictate.

SUMMARY OF LOAN LOSS EXPERIENCE (Continued)

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table below do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. These classified loans do not represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

NONPERFORMING ASSETS

	March 31,		December 31,
	2009	2008	2008
Nonperforming assets:
Nonaccrual loans	$11,450	4,861	19,980
Restructured loans	-	433	-
Other real estate owned	15,348	4,354	9,135

Total nonperforming assets	$26,798	9,648	29,115

Potential problem loans:
Loans 90 days or more past due and still accruing	1,017	915	1,499

Total nonperforming and potential problem loans	27,815	10,563	30,614

Nonperforming assets and potential problem loans to total loans and other real estate	11.20%	4.08%	11.83%
Reserve for loan losses to nonperforming assets and potential problem loans	14.84%	31.06%	17.60%
Interest at contracted rates (a)	$324	114	418
Interest recorded as income	-	-	-

Reduction of Interest Income for period	$324	114	418

(a)	Interest income on nonaccruals that would have been recorded, if the loans remained current and in accordance with original terms.

The Company has responded to the written agreement with the OCC dated February 3, 2009, which requested written plans of action and documentation regarding the Bank’s plan to minimize losses from non-performing assets. Management believes that it is in substantial compliance with the requirements of the agreement, which primarily addresses the monitoring of non-performing assets and liquidity needs.

DESCRIPTION OF BUSINESS

General

Unity Holdings, Inc. was incorporated in Georgia on October 8, 1997 as a bank holding company to own and control all of the capital stock of Unity National Bank. Organizing activities for the Company began during the summer of 1997, consisting primarily of preparation and filing of a registration statement for sale of the Company’s stock, preparation and filing of the Bank’s charter application, acquisition of physical facilities, and hiring of staff. On November 30, 1998, the Federal Deposit Insurance Corporation approved the Bank’s application for deposit insurance, and on February 11, 1998, the Office of the Comptroller of the Currency approved the Bank’s charter application. The Board of Governors of the Federal Reserve approved the Company to be a bank holding company on November 30, 1998. The Bank has two locations in Cartersville and locations in Adairsville, Calhoun, and Rome, Georgia.

Marketing Focus

Many of the banks in our trade area are now local branches of large regional banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of Georgia and the Bartow and Floyd Counties area, the Company believes opportunities exist in the small business and consumer arenas. The Bank advertises to emphasize the Company’s local ownership, community bank nature, and ability to provide more personalized service than its competition.

Deposits

The Bank offers a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, commercial accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the Bank’s principal market area at rates competitive to those offered in the Bartow County area. In addition, the Bank offers certain retirement account services, such as Individual Retirement Accounts (IRAs). The Bank solicits these accounts from individuals, businesses, associations and organizations, and governmental authorities.

Lending Activities

General.    The Bank emphasizes a range of lending services, including real estate, commercial and consumer loans, to individuals and small-to-medium-sized businesses and professional concerns that are located in or conduct a substantial portion of their business in the Bank’s market area.

Real Estate Loans.    One of the primary components of the Bank’s loan portfolio is loans secured by first or second mortgages on real estate. These loans generally consist of commercial real estate loans, construction and development loans, and residential real estate loans (but exclude home equity loans, which are classified as consumer loans). Loan terms generally are limited to five years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, and will more likely be fixed in the case of shorter term loans. The Bank will generally charge an origination fee. Management attempts to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, the Bank will typically require personal guarantees of the principal owners of the property backed with a review by the Bank of the personal financial statements of the principal owners. The principal economic risk associated with each category of anticipated loans, including real estate loans, is the creditworthiness of the Bank’s borrowers. The risks associated with real estate loans vary with many economic factors, including employment levels and fluctuations in the value of real estate. The Bank competes for real estate loans with a number of bank competitors which are well established in the Bartow and Floyd Counties area. Most of these competitors have substantially greater resources and lending limits than the Bank. As a result, the Bank may have to charge lower interest rates to attract borrowers. See “Competition” below. The Bank also originates and acts as a party in loan participations. The Bank intends to limit interest rate risk and credit risk on these loans by locking the interest rate for each loan with the secondary investor and receiving the investor’s underwriting approval prior to originating the loan.

Commercial Loans.    The Bank makes loans for commercial purposes in various lines of businesses. Equipment loans are typically made for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment and with a loan-to-value ratio of 80% or less. Working capital loans typically have terms not exceeding one year and usually are secured by accounts receivable, inventory, or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and in other cases principal will typically be due at maturity. The principal economic risk associated with each category of anticipated loans, including commercial loans, is the creditworthiness of the Bank’s borrowers. The risks associated with commercial loans vary with many economic factors, including the economy in the market areas. The well-established banks will make proportionately more loans to medium- to large-sized businesses than the Bank. Many of the Bank’s anticipated commercial loans will likely be made to small- to medium-sized businesses which may be less able to withstand competitive, economic, and financial conditions than larger borrowers. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate.

Consumer Loans.    The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit, and revolving lines of credit such as credit cards. These loans typically carry balances of less than $25,000 and, in the case of non-revolving loans, are amortized over a period not exceeding 60 months or are ninety-day term loans, in each case bearing interest at a fixed rate. The revolving loans typically bear interest at a fixed rate and require monthly payments of interest and a portion of the principal balance. The underwriting criteria for home equity loans and lines of credit generally is the same as applied by the Bank when making a first mortgage loan, as described above, and home equity lines of credit typically expire ten years or less after origination. As with the other categories of loans, the principal economic risk associated with consumer loans is the creditworthiness of the Bank’s borrowers, and the principal competitors for consumer loans are the established banks in the market area. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate.

Loan Approval and Review.    The Bank’s loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer’s lending authority, the loan request is considered and approved by an officer with a higher lending limit or the loan committee. The Bank will not make any loans to any director, officer, or employee of the Bank unless the loan is approved by the board of directors of the Bank and is made on terms not more favorable to such person than would be available to a person not affiliated with the Bank. The Bank currently intends to adhere to Federal National Mortgage Association (“FNMA”) and Federal Home Loan Mortgage Corporation (“FHLMC”) guidelines in its mortgage loan review process, but may choose to alter this policy in the future. The Bank does not currently sell its mortgage loans on the secondary market, but may choose to do so in the future.

Lending Limits.    The Bank’s lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to the Bank), in general the Bank is subject to a loan-to-one-borrower limit. These limits will increase or decrease as the Bank’s capital increases or decreases. Unless the Bank is able to sell participations in its loans to other financial institutions, the Bank will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

Other Banking Services

Other bank services include remote deposit capture, cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. The Bank is associated with a shared network of automated teller machines that may be used by Bank customers throughout Georgia and other regions. The Bank also offers MasterCard and VISA credit card services through a correspondent bank as an agent for the Bank. The bank has a well designed website that allows some transactional activity and bill payment services. The Bank does not plan to exercise trust powers.

Competition

The banking business is highly competitive. The Bank competes as a financial intermediary with other commercial banks, savings and loan associations, credit unions and money market mutual funds operating in our trade areas. There are currently 19 banking institutions (excluding credit unions) operating 68 offices in the combined Bartow\Floyd\Gordon county market. These institutions hold approximately $3.5 billion in deposits; the Bank currently holds the sixth largest position in the market for these deposits. A number of these competitors are well established. Several de novo branches and new banks have also been established in the market due to its attractiveness. Most of them have substantially greater resources and lending limits and may have a lower cost of funds than the Bank. These banks offer certain services, such as extensive and established branch networks and trust services, which the Bank does not currently provide. As a result of these competitive factors, the Bank may have to pay higher rates of interest in order to attract deposits.

Employees

As of March 31, 2009, the Bank had 69 full-time employees and 5 part-time employees.

Properties

The following table sets forth the location of our main banking office, branch offices and operations center, as well as certain information relating to these facilities. All of the properties are owned by the Bank.

Type of Office	Location	Year Opened	Total Retail Deposits as of March 31, 2009
Main Office	950 Joe Frank Harris Pkwy, Cartersville, Ga.	1998	$72,903,000
Adairsville Branch	7450 Adairsville Hwy, Adairsville, Ga.	1999	27,574,000
Rome Branch	42 Three Rivers Dr, Rome, Ga.	2001	83,013,000
Henderson Dr. Branch	601 Henderson Dr, Cartersville, Ga.	2005	13,635,000
Calhoun Branch	150 WC Bryant Pkwy, Calhoun, Ga.	2006	11,530,000
Operations Center	34 Center St, Cartersville, Ga.	2004	n/a

SUPERVISION AND REGULATION

The Company and the Bank are subject to state and federal banking laws and regulations which impose specific requirements or restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company. Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and following with the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), numerous additional regulatory requirements have been placed on the banking industry in the past five years, and additional changes have been proposed. The banking industry is also likely to change significantly as a result of the passage of the Riegle-Neal

Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”). The operations of the Company and the Bank may be affected by legislative changes and the policies of various regulatory authorities. The Company is unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control or new federal or state legislation may have in the future.

The Company

Because it owns the outstanding common stock of the Bank, the Company is a bank holding company within the meaning of the federal Bank Holding Company Act of 1956 (the “BHCA”). Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require. The Company’s and the Bank’s activities are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity that the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Investments, Control and Activities.    With certain limited exceptions, the BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring substantially all the assets of any bank, (ii) acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or (iii) merging or consolidating with another bank holding company.

In addition, and subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank holding company, such as the Company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either the Company has registered securities under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

Under the BHCA, the Company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities, unless the Federal Reserve, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation to be proper incidents to the business of banking include making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial advisor, owning savings associations and making investments in certain corporations or projects designed primarily to promote community welfare.

Source of Strength; Cross-Guarantee.    In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which the Company might not otherwise do so. Under the BHCA, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition. The Bank may be required to indemnify, or cross-guarantee, the FDIC against losses it incurs with respect to any other bank controlled by the Company, which in effect makes the Company’s equity investments in healthy bank subsidiaries available to the FDIC to assist any failing or failed bank subsidiary of the Company.

OCC Formal Agreement

On February 3, 2009, the Company and the Bank executed a written agreement with the Office of the Comptroller of the Currency (“OCC”). The Company and its Board of Directors have taken an active role in working with the OCC to improve the condition of the Company and the Bank.

The Agreement is based on the findings of the OCC during a 2008 on-site examination. Since the completion of the examination, the Board of Directors has aggressively taken steps to address the findings of the exam and the Company has plans to raise new capital to improve its overall capital position and ensure sufficient capital for the Bank. The Company and the Bank are aggressively working to comply with the requirements of the Agreement.

Under the terms of the Agreement, the Company and the Bank are required, within 60 days of entering into the Agreement, to submit written plans to the regulators that address the following items: eliminating the basis of criticism of criticized assets; continuing to improve commercial real estate concentration risk management; on-going review and grading of the Bank’s loan portfolio; improving the Bank’s position regarding classified loans and other real estate owned; revising the Bank’s allowance for loan and lease losses policy; maintaining sufficient liquidity at the Bank; and preparing a financial forecast and strategic plan for a three-year period designed to improve the condition of the Bank. The Bank has completed and submitted the initial reporting required under the agreement.

The Board of Directors of the Bank is also required to appoint a Compliance Committee to submit, on a quarterly basis, a report setting forth a description of the action needed to achieve full compliance with the formal agreement, actions taken to comply, and the results and status of these actions.

The Bank

General.    The Bank operates as a national banking association incorporated under the laws of the United States and is subject to examination by the Office of the Comptroller of the Currency (the “OCC”). Deposits in the Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to a maximum amount (currently $250,000 per depositor, subject to aggregation rules). The OCC and the FDIC regulate or monitor all areas of the Bank’s operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rates payable on deposits, interest rates or fees chargeable on loans, establishment of branches, corporate reorganizations, maintenance of books and records and adequacy of staff training to carry on safe lending and deposit gathering practices. The OCC requires the Bank to maintain certain capital ratios and imposes limitations on the Bank’s aggregate investment in real estate, bank premises and furniture and fixtures. The Bank is currently required by the OCC to prepare quarterly reports on the Bank’s financial condition and to conduct an annual audit of its financial affairs in compliance with minimum standards and procedures prescribed by the OCC.

Under FDICIA, all insured institutions must undergo periodic on-site examination by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC and the appropriate agency (and state supervisor when applicable). FDICIA also directs the FDIC to develop with other appropriate agencies a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or other report of any insured depository institution. FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset quality.

Transactions with Affiliates and Insiders.    The Bank is subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. In addition, most of these loans and certain other transactions must be secured in prescribed amounts. The Bank is also subject to Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. The Bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment Act.    The Community Reinvestment Act requires that each insured depository institution shall be evaluated by its primary federal regulator with respect to its record in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

The Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act (the “GLB Act”) dramatically increases the ability of eligible banking organizations to affiliate with insurance, securities, and other financial firms and insured depository institutions. The GLB Act permits eligible banking organizations to engage in activities and to affiliate with nonbank firms engaged in activities that are financial in nature or incidental to such financial activities, and also includes some additional activities that are complementary to such financial activities.

The definition of activities that are financial in nature is handled by the GLB Act in two ways. First, there is a laundry list of activities that are designated as financial in nature. Second, the authorization of new activities as financial in nature or incidental to a financial activity requires a consultative process between the Federal Reserve Board and the Secretary of the Treasury with each having the authority to veto proposals of the other. The Federal Reserve Board has the discretion to determine what activities are complementary to financial activities.

The precise scope of the authority to engage in these new financial activities, however, depends on the type of banking organization, whether it is a holding company, a subsidiary of a national bank, or a national bank’s direct conduct. The GLB Act repealed two sections of the Glass-Stegall Act, Sections 20 and 32, which restricted affiliations between securities firms and banks. The GLB Act authorizes two types of banking organizations to engage in expanded securities activities. The GLB Act authorizes a new type of bank holding company called a financial holding company to have a subsidiary company that engages in securities underwriting and dealing without limitation as to the types of securities involved. The GLB Act also permits a national bank to control a financial subsidiary that can engage in many of the expanded securities activities permitted for financial holding companies. However, additional restrictions apply to national bank financial subsidiaries.

Since the Bank Holding Company Act of 1956, and its subsequent amendments, federal law has limited the types of activities that are permitted for a bank holding company, and it has also limited the types of companies that a bank holding company can control. The GLB Act retains the bank holding company regulatory framework, but adds a new provision that authorizes enlarged authority for the new financial holding company form of organization to engage in any activity of a financial nature or incidental thereto. A new Section 4(k) of the Bank Holding Company Act provides that a financial holding company may engage in any activity, and may acquire and retain shares of any company engaged in any activity, that the Federal Reserve Board in coordination with the Secretary of the Treasury determines by regulation or order to be financial in nature or incidental to such financial activities, or is complementary to financial activities.

The GLB Act also amends the Bank Holding Company Act to prescribe eligibility criteria for financial holding companies, defines the scope of activities permitted for bank holding companies that do not become financial holding companies, and establishes consequences for financial holding companies that cease to maintain the status needed to qualify as a financial holding company.

There are three special criteria to qualify for the enlarged activities and affiliation. First, all the depository institutions in the bank holding company organization must be well-capitalized. Second, all of the depository institutions of the bank holding company must be well managed. Third, the bank holding company must have filed a declaration of intent with the Federal Reserve Board stating that it intends to exercise the expanded authority under the GLB Act and certify to the Federal Reserve Board that the bank holding company’s depository institutions meet the well-capitalized and well managed criteria. The GLB Act also requires the bank to achieve a rating of satisfactory or better in meeting community credit needs at the most recent examination of such institution under the Community Reinvestment Act.

Once a bank holding company has filed a declaration of its intent to be a financial holding company, as long as there is no action by the Federal Reserve Board giving notice that it is not eligible, the company may proceed to engage in the activities and enter into the affiliations under the large authority conferred by the GLB Act’s amendments to the Bank Holding Company Act. The holding company does not need prior approval from the Federal Reserve Board to engage in activities that the GLB Act identifies as financial in nature or that the Federal Reserve Board has determined to be financial in nature or incidental thereto by order or regulation.

The GLB Act retains the basic structure of the Bank Holding Company Act. Thus, a bank holding company that is not eligible for the expanded powers of a financial holding company is now subject to the amended Section 4(c)(8) of the Bank Holding Company Act which freezes the activities that are authorized and defined as closely related to banking activities. Under this Section, a bank holding company is not eligible for the expanded activities permitted under new Section 4(k) and is limited to those specific activities previously approved by the Federal Reserve Board.

The GLB Act also addresses the consequences when a financial holding company that has exercised the expanded authority fails to maintain its eligibility to be a financial holding company. The Federal Reserve Board may impose such limitations on the conduct or activities of a noncompliant financial holding company or any affiliate of that company as the Board determines to be appropriate under the circumstances and consistent with the purposes of the Act.

The GLB Act is essentially a dramatic liberalization of the restrictions placed on banks, especially bank holding companies, regarding the areas of financial businesses in which they are allowed to compete.

Other Regulations.    Interest and certain other charges collected or contracted for by the Bank are subject to state usury laws and certain federal laws concerning interest rates. The Bank’s loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Deposit Insurance

The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. The FDIC insures our customer deposits through the Deposit Insurance Fund (“DIF”) up to prescribed limits for each depositor. Pursuant to the EESA, the maximum deposit insurance amount has been increased from $100,000 to $250,000. The amount of FDIC assessments paid by each DIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors. Pursuant to the Federal Deposit Insurance Reform Act of 2005, the FDIC is authorized to set the reserve ratio for the DIF annually at between 1.15% and 1.50% of estimated insured deposits. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. In an effort to restore capitalization levels and to ensure the DIF will adequately cover projected losses from future bank failures, the FDIC, in October 2008, proposed a rule to alter the way in which it differentiates for risk in the risk-based assessment system and to revise deposit insurance assessment rates, including base assessment rates. First quarter 2009 assessment rates were increased to between 12 and 50 cents for every $100 of domestic deposits, with most banks paying between 12 and 14 cents.

During the second quarter, the FDIC approved a one-time special assessment of 10 cents per $100 in domestic deposits to restore the DIF reserves depleted by recent bank failures. Although the special assessment is not payable until September 30, 2009, banks are required to accrue the expense in the second quarter of 2009. Unity estimates that its cost for the special assessment will be approximately $140,000. This amount was accrued as of June 30, 2009. The rule additionally reserves the right of the FDIC to charge an additional up-to-10- basis point special premium at a later point if the DIF reserves continue to fall. The FDIC also approved an increase in regular premium rate s for the second quarter of 2009. For most banks, this will be between 12 to 16 basis points per $100 in domestic deposits. Premiums for the rest of 2009 have not yet been set.

Additionally, by participating in the TLGP, banks temporarily become subject to “systemic risk special assessments” of 10 basis points for transaction account balances in excess of $250,000 assessments up to 100 basis points of the amount of TLGP debt issued. Further, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the Federal government established to recapitalize the predecessor to the DIF. The FICO assessment rates, which are determined quarterly, averaged 0.0113% of insured deposits in fiscal 2008. These assessments will continue until the FICO bonds mature in 2017.

The FDIC may terminate a depository institution’s deposit insurance upon a finding that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of the bank’s depositors. The termination of deposit insurance for a bank would also result in the revocation of the bank’s charter by the DIF.

Dividends

The principal source of the Company’s cash revenues comes from dividends and interest income on its investments. In addition, the Company may receive cash revenues from dividends paid by the Bank. The amount of dividends that may be paid by the Bank to the Company depends on the Bank’s earnings and capital position and is limited by federal and state law, regulations and policies. In addition, the Board of Governors has stated that bank holding companies should refrain from or limit dividend increases or reduce or eliminate dividends under circumstances in which the bank holding company fails to meet minimum capital requirements or in which its earnings are impaired.

As a national bank, the Bank may not pay dividends from its paid-in-capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank’s net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. Under FDICIA, the Bank may not pay a dividend if, after paying the dividend, the Bank would be undercapitalized. See “Capital Regulations” below.

In addition to the availability of funds from the Bank, the future dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial condition, cash needs and general business conditions. If dividends should be declared in the future, the amount of such dividends presently cannot be estimated and it cannot be known whether such dividends would continue for future periods. Due to the Bank’s current condition and pursuant to the formal agreement, the Bank is prohibited from paying dividends without prior consent of the OCC. Likewise, the Company is currently prohibited from paying dividends on its common stock and trust preferred securities without the prior consent of the FRB.

Capital Regulations

The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, account for off-balance sheet exposure and minimize disincentives for holding liquid assets. The resulting capital ratios represent qualifying capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimums. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders’ equity, qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

Under the guidelines, banks’ and bank holding companies’ assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

The federal bank regulatory authorities have also implemented a leverage ratio, which is Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

FDICIA established a new capital-based regulatory scheme designed to promote early intervention for troubled banks and requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than

10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. As of June 30, 2009, the Company and the Bank are both currently qualified as “adequately capitalized.” For a more detailed analysis of the Company and Bank’s regulatory requirements, including capital ratios for the current and previous year, see “Regulatory Matters” in the Notes to Consolidated Financial Statements.

Under the FDICIA regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans.

These capital guidelines can affect the Company in several ways. If the Bank begins to grow at a rapid pace, a premature “squeeze” on capital could occur making a capital infusion necessary. The requirements could impact the Company’s ability to pay dividends. The Company’s capital levels are currently more than adequate; however, rapid growth, poor loan portfolio performance or poor earnings performance or a combination of these factors could change the Bank’s capital position in a relatively short period of time.

Interstate Banking and Branching Restrictions

On September 29, 1994, the federal government enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”). This Act became effective on September 29, 1995, and permits eligible bank holding companies in any state, with regulatory approval, to acquire banking organizations in any other state. Effective June 1, 1997, the Interstate Banking Act allows banks with different home states to merge, unless a particular state opts out of the statute. Consistent with the Interstate Banking Act, Georgia adopted legislation in 1996 which has permitted interstate bank mergers since June 1, 1997.

In addition, beginning June 1, 1997, the Interstate Banking Act has permitted national and state banks to establish de novo branches in another state if there is a law in that state which applies equally to all banks and expressly permits all out-of-state banks to establish de novo branches. However, in 1996, Georgia adopted legislation which opts out of this provision. The Georgia legislation provides that, with the prior approval of the Department of Banking and Finance, after July 1, 1996, a bank may establish three new or additional de novo branch banks anywhere in Georgia and, beginning July 1, 1998, a bank may establish new or additional branch banks anywhere in the state with prior regulatory approval.

Anti-Terrorism Legislation

In the wake of the tragic events of September 11th, on October 26, 2001 , the President signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

•	to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;

•

to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

•

to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

•	to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The USA PATRIOT Act requires financial institutions to establish anti-money laundering programs. The USA PATRIOT Act sets forth minimum standards for these programs, including:

•	the development of internal policies, procedures, and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test the programs.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) was enacted to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and protect investors by improving the accuracy and reliability of disclosures pursuant to the securities laws. Sarbanes-Oxley includes important new requirements for public companies in the areas of financial disclosure, corporate governance, and the independence, composition and responsibilities of audit committees. Among other things, Sarbanes-Oxley mandates chief executive and chief financial officer certifications of periodic financial reports, additional financial disclosures concerning off-balance sheet items, and speedier transaction reporting requirements for executive officers, directors and 10% shareholders. In addition, penalties for non-compliance with the Exchange Act were heightened. SEC rules promulgated pursuant to Sarbanes-Oxley impose obligations and restrictions on auditors and audit committees intended to enhance their independence from management, and include extensive additional disclosure, corporate governance and other related rules. Sarbanes-Oxley represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a Board of Directors and Management and between a Board of Directors and its committees.

We have not experienced any significant difficulties in complying with Sarbanes-Oxley. However, we have incurred, and expect to continue to incur, significant costs in connection with compliance with Section 404 of Sarbanes-Oxley, which requires Management to undertake an assessment of the adequacy and effectiveness of our internal controls over financial reporting and requires our auditors to attest to, and report on, Management’s assessment and the operating effectiveness of these controls.

Commercial Real Estate and Lending Concentrations

On January 10, 2006, the federal bank regulatory agencies released proposed guidance on “Concentration in Commercial Real Estate Lending” (the “Guidance”). This proposal defines commercial real estate (“CRE”) loans as exposures secured by raw land, land development and construction (including 1-4 family residential construction), multi-family property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property (that is, loans for which 50% or more of the source of repayment comes from third party, non-affiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. Loans to REITs and unsecured loans to developers that closely correlate to the inherent risks in CRE markets would also be considered CRE loans under the Guidance. Loans on owner occupied CRE are generally excluded from the Guidance.

The Guidance is triggered where either:

Total reported loans for construction, land development, and other land represent 100% or more of the bank’s total capital; or

Total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land represent 300% or more of the bank’s total capital.

The requirements of the Guidance may also be triggered where the bank has had a sharp increase in CRE lending or has significant concentrations of CRE secured by a particular property type. Banks that are subject to the Guidance’s triggers will need to implement enhanced strategic planning, CRE underwriting policies, risk management and internal controls, portfolio stress testing, risk exposure limits, and other policies, including management compensation and incentives, to address the CRE risks. Higher allowances for loan losses and capital levels may also be appropriate.

The Company believes that the Guidance is applicable to it, as its loan concentrations satisfy the criteria listed above. The Company and its Board of Directors have discussed the proposed guidance and believe that the Company’s underwriting policy, management information systems, independent credit administration process and monthly monitoring of real estate loan concentrations will be sufficient to address the proposed guidance.

From time to time, various bills are introduced in the United States Congress and at the state legislative level with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.

Allowance for Loan and Lease Losses

On December 13, 2006, the federal bank regulatory agencies released Interagency Policy Statement on the Allowance for Loan and Lease Losses (“ALLL”), which revises and replaces the banking agencies’ 1993 policy statement on the ALLL. The revised statement was issued to ensure consistency with generally accepted accounting principles (GAAP) and more recent supervisory guidance. The revised statement extends the applicability of the policy to credit unions. Additionally, the agencies issued 16 FAQs to assist institutions in complying with both GAAP and ALLL supervisory guidance.

Highlights of the revised statement include the following:

The revised statement emphasizes that the ALLL represents one of the most significant estimates in an institution’s financial statements and regulatory reports and that an assessment of the appropriateness of the ALLL is critical to an institution’s safety and soundness.

Each institution has a responsibility to develop, maintain, and document a comprehensive, systematic, and consistently applied process for determining the amounts of the ALLL. An institution must maintain an ALLL that is sufficient to cover estimated credit losses on individual impaired loans as well as estimated credit losses inherent in the remainder of the portfolio.

The revised statement updates the previous guidance on the following issues regarding ALLL: (1) responsibilities of the board of directors, management, and bank examiners; (2) factors to be considered in the estimation of ALLL; and (3) objectives and elements of an effective loan review system.

The Company and its board of directors have discussed the revised statement and believe that the Company’s ALLL methodology is comprehensive, systematic, and that it is consistently applied across the Company. The Company believes its management information systems, independent credit administration process, policies and procedures are sufficient to address the guidance.

U.S. Treasury’s Troubled Asset Relief Program Capital Purchase Program

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (“EESA”) was enacted that provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the legislation is the Troubled Asset Relief Program Capital Purchase Program (“CPP”), which provides direct equity investment in perpetual preferred stock by the U.S. Treasury Department in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The CPP provides for a minimum investment of one percent of total risk-weighted assets and a maximum investment equal to the lesser of three percent of total risk-weighted assets or $25 billion. Participation in the program is not automatic and is subject to approval by the U.S. Treasury Department. The Company applied to participate in the CPP but subsequently decided to withdraw its application from further consideration.

Temporary Liquidity Guarantee Program

On October 14, 2008, the FDIC announced a new program –– the Temporary Liquidity Guarantee Program. This program has two components –– The Debt Guarantee Program and the Transaction Account Guarantee Program. The Debt Guarantee Program guarantees newly issued senior unsecured debt of a participating organization, up to certain limits established for each institution, issued between October 14, 2008 and June 30, 2009. The FDIC will pay the unpaid principal and interest on an FDIC-guaranteed debt instrument upon the uncured failure of the participating entity to make a timely payment of principal or interest in accordance with the terms of the instrument. The guarantee will remain in effect until June 30, 2012. In return for the FDIC’s guarantee, participating institutions will pay the FDIC a fee based on the amount and maturity of the debt. The Bank and the Company have opted not to participate in the Debt Guarantee Program.

The Transaction Account Guarantee Program provides full federal deposit insurance coverage for non-interest bearing transaction deposit accounts, regardless of dollar amount, until December 31, 2009. An annualized 10 basis point assessment on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250,000 will be assessed on a quarterly basis to insured depository institutions that have not opted out of this component of the Temporary Liquidity Guarantee Program. The Bank has opted to participate in the Transaction Account Guarantee Program.

Other Pending and Proposed Legislation

Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general are pending, and additional initiatives may be proposed or introduced, before the U.S. Congress, the Georgia legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

Legal Proceedings

In the normal course of business, the Company is involved in various legal proceedings. The Company is also involved in other non-recurring legal matters, the ultimate outcome of which has not been determined. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

MANAGEMENT

The following table lists the names and ages of all directors and executive officers of Unity, indicates all positions and offices with Unity held by each person, states the year each director or principal officer was elected or appointed, and briefly describes the business experience of each director or executive officer for the previous five years. There are no arrangements or understandings between such persons and any other person pursuant to which any person was elected as a director or executive officer.

Name	Age	Year Elected	Information About Directors and Management
Michael L. McPherson	59	1997	Director; President; Chief Executive Officer

Jerry W. Braden	64	1997	Chairman; Owner of Real Estate Management and Development Company

Donald D. George	69	1997	Director; Owner of Transportation Company

John S. Lewis	65	1997	Director; Owner of Real Estate Sales and Management Company, Attorney

Kenneth R. Bishop	45	1997	Director; Real Estate Investor

Sam R. McCleskey	67	1997	Director; Real Estate Developer and Builder

Stephen A. Taylor	53	1997	Director; Owner of Farm Supply Company

B. Don Temples	57	1997	Director; Owner of Real Estate Broker and Development/ Construction Company

W. Stewart Griggs	57	1997	Executive Vice President; Senior Lender

Jeff L. Sanders	45	2009	Senior Vice President; Chief Financial Officer

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table summarizes the compensation of the executive officers for the years ended December 31, 2008 and 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary/ Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Michael L, McPherson President & CEO	2008	206,275	- - -	- - -	62,981	78,726	27,552	375,534
	2007	192,780	- - -	- - -	62,641	78,726	26,063	360,210

W. Stewart Griggs Executive Vice President & Senior Lender	2008	162,290	- - -	- - -	34,686	23,180	31,897	252,053
	2007	151,673	- - -	- - -	34,498	23,180	33,427	242,778

Eli D. Mullis (1) Senior Vice President & Chief Financial Officer	2008	132,236	- - -	- - -	28,263	1,735	22,788	185,022
	2007	123,585	- - -	- - -	28,110	1,735	17,944	171,374

(1)	Mr. Mullis resigned as Chief Financial Officer effective April 1, 2009.

Salary

The Board of Directors annually reviews the salary of the executive officers, taking into consideration individual performance and company performance. The Board also reviews salary data from other companies to ensure that compensation packages are commensurate with similar banking companies.

In the first quarter of 2009, the executive officers of the Company reduced their base pay 20% as an expense control measure. No bonuses are expected to be awarded until the Company returns to a profitable status.

Non-Equity Incentive Plan Compensation

The executive officers participate in a performance-based incentive plan in their capacity as officers of the subsidiary. All employees of the subsidiary participate in the plan. Payouts are awarded based on a menu of company-wide and individual performance goals. For the executive officers, the performance goals consisted of net income as a percentage of the approved budget, the Bank’s return on equity, and deposit growth goals. The Board installs a maximum payout that can be awarded based on measured performance factors. Once a plan is approved by the Board, the plan cannot be altered or eliminated. The Board also has the option to pay more than the results of the incentive plan, but never less, at their discretion. For 2008 and 2007, no executive officers received a discretionary payout.

Nonqualified Deferred Compensation Earnings

Mr. McPherson defers his board fees and all board committee fees via a deferred compensation plan providing for certain death and retirement benefits for the directors of the Company. The amount in the table above represents the benefit accrual amount for the specified year. The details of the plan are outlined in the 2008 Annual Report under “Other Employee and Director Benefit Plans” in the notes to the consolidated financial statements.

The executive officers participate in a deferred compensation plan providing for death and retirement benefits for certain officers of the Bank. The amount in the table above represents the benefit accrual amount for the specified year. The details of the plan are outlined in the 2008 Annual Report under “Other Employee and Director Benefit Plans” in the notes to the consolidated financial statements.

All Other Compensation

Mr. McPherson’s other compensation consisted of matching contributions to his 401(k) plan, group medical insurance premiums, a company car made available for personal use, membership in two local country clubs, and premiums for a bank-provided life insurance policy.

Mr. Griggs’s other compensation consisted of matching contributions to his 401(k) plan, group medical insurance premiums, an auto allowance to offset the use of his personal vehicle for business purposes, and membership in two local country clubs.

Employment Agreements

In 2004, the Company entered into an employment agreement with Mr. McPherson for a five-year term pursuant to which Mr. McPherson serves as the President and Chief Executive Officer of the Company and Unity National Bank. Mr. McPherson receives an annual salary designated by the Board of Directors, plus his yearly medical insurance premium. Mr. McPherson is also eligible to participate in any management incentive program of the bank or any long-term equity incentive program and is eligible for grants of stock options and other awards thereunder. Additionally, Mr. McPherson participates in the Bank’s retirement, welfare and other benefit programs and is entitled to a life insurance policy and an accident liability policy and reimbursement for automobile expenses, club dues, and travel and business expenses. Upon termination following a change in control, Mr. McPherson receives payment equal to 12 months of his salary. Following termination of his employment with the Bank and for a period of 12 months thereafter, Mr. McPherson may not (i) provide services to any financial institution within a ten-mile radius of the Bank’s offices, (ii) solicit major customers of the Bank for the purpose of providing financial services, or (iii) solicit employees of the Bank for employment.

Stock Options

In 2008, the Company did not grant any stock options or stock appreciation rights to executive officers or directors. The Company does have an Equity Incentive Plan in effect. Set forth below is a table presenting the outstanding equity awards at March 31, 2009.

OUTSTANDING EQUITY AWARDS AS OF 3/31/2009

	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Exercise Date	Number of Shares of Stock That Have Not Vested
	Exercisable	Unexercisable
CEO – Michael L. McPherson	4,000	-	$16.00	1/15/12	-

Mr. McPherson, President and Chief Executive Officer of the Bank and also Director of the Company, received warrants to purchase 17,500 additional shares of common stock exercisable at $10.00 per share, expiring on November 30, 2008. In addition, Mr. McPherson was granted options to purchase 24,460 shares of common stock on March 17, 1999 with an exercise price of $10.00 per share, of which one-fifth vested on each anniversary of the grant date. Mr. Griggs was granted options to purchase 7,500 shares of common stock on November 30, 1998 of which one-fifth vested on each anniversary of the opening of the Bank, November 30, 1998. On January 15, 2002, Mr. McPherson was granted options to purchase 4,000 shares of common stock (each director received 1,000 shares per year of non-fee paid service) exercisable at $16.00 per share of which one-fifth vested on each anniversary of the grant.

During fiscal year 2008, Mr. McPherson exercised 17,500 warrants and 24,460 options to purchase common stock, both at an exercise price of $10.00 per share. Mr. Griggs exercised 7,500 options to purchase common stock at $10.00 during fiscal year 2008. There were no outstanding SARs during fiscal year 2008.

Director Independence

With the exception of Mr. McPherson, each member of the Company’s Board of Directors is “independent” as defined by regulations promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). In making this determination, the Board considered all insider transactions with directors for the provision of good or services to the Bank. All such transactions were conducted at arm’s length upon terms no less favorable than those that would be available from and independent third party.

Director Relationships

No director is a director of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company act of 1940.

Director Compensation

Each director of the Bank is paid $1,000.00 for each meeting of the Board of Directors and Strategic Planning Committee attended. Each committee member is also paid $250.00 for each other committee meeting attended. No fees are paid for meetings of the Holding Company Board of Directors. The following table outlines director compensation for the year ended December 31, 2008.

DIRECTOR COMPENSATION TABLE

December 31, 2008

Name	Fees Earned or Paid in Cash	Deferred Compensation Earnings	Total
Ken Bishop (1)	25,250	- - -	25,250
Jerry Braden (1)	- - -	22,160	22,160
Don George (1)	- - -	23,746	23,746
John Lewis (1)	- - -	33,973	33,973
Sam McCleskey (1)	- - -	22,587	22,587
Steve Taylor (1)	- - -	39,916	39,916
Don Temples (1)	- - -	24,061	24,061

(1)

Represents fees earned as a director of the Bank. In recognition for the financial risks they undertook in connection with the formation of the Bank, each organizer of the Bank, who is also an initial director, received warrants to purchase 17,500 additional shares of common stock, or an aggregate of 140,000 shares. The exercise price of the warrants is $10.00 and the expiration date is November 30, 2008.

During fiscal year 2008, directors Ken Bishop, Jerry Braden, John Lewis, Sam McCleskey, Steve Taylor, and B. Don Temples each exercised 17,500 warrants at $10.00 per share.

Beginning in January, 2009, the fees paid for each meeting of the Board of Directors and Strategic Planning Committee attended was reduced to $800.00, and the fee paid for each committee meeting attended by a member was reduced to $200.00.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

General

The following table shows how much common stock in the Company, if any, is owned by the directors, certain executive officers, and owners of more than 5% of the outstanding common stock, as of March 31, 2009. The information as to beneficial ownership was furnished to the Company by or on behalf of the persons named. Unless otherwise indicated, each of the shareholders has sole voting and vestment power with respect to the shares beneficially owned. Percentage ownership is calculated based on outstanding shares.

Name	Address	Reported Number of Shares Owned (1)		Percentage of Beneficial Ownership
Kenneth R. Bishop	82 Glen Cove Drive Cartersville, GA 30120	31,600	(2)	2.75%

Jerry W. Braden	P.O. Box 447 Summerville, GA 30747	53,438	(2)	4.65%

Donald D. George	603 Champions Drive McDonough, GA 30253	27,700	(2)	2.41%

John S. Lewis	94 Blackfoot Trail, SW Cartersville, GA 30120	40,333	(2)	3.51%

Sam R. McCleskey	P.O. Box 1047 Woodstock, GA 30188	44,815	(2)	3.90%

Michael L. McPherson	P.O. Box 200308 Cartersville, GA 30120-9006	69,020	(2)	6.01%

Stephen A. Taylor	159 Nally Road Rydal, GA 30171	59,000	(2)	5.14%

B. Don Temples	562 Old Alabama Road Cartersville, GA 30120	45,210	(2)	3.94%

W. Stewart Griggs	P.O. Box 200308 Cartersville, GA 30120-9006	23,230	(2)	2.02%

Jeff L. Sanders	P.O. Box 200308 Cartersville, GA 30120-9006	- - -		- - -

Executive officers and directors as a group (10 persons)		398,646		34.70%

*

Information relating to beneficial ownership of Common Stock is based upon “beneficial ownership” concepts set forth in rules of the SEC under Section 13(d) of the Act. Under such rule, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or investment power,” which includes the power to dispose of, or to direct the disposition of, such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within sixty (60) days. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest. For instance, beneficial ownership includes spouses, minor children and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal.

(1)	Includes shares for which the named person:

a. has sole voting and investment power,

b. has shared voting and investment power with a spouse; or

c. holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes

(2)

Also included above is the vested portion of options granted on January 15, 2002 to each director of 1,000 shares per year of non-fee-paid service, exercisable at $16.00 per share. The options vest over a five-year period. The vested options as specified in the Summary Compensation Table for the executive officers are also included in the table above.

Changes in and Disagreement with Accountants on Accounting and Financial Disclosure

The Company’s principal accountant has not changed during the Company’s two (2) most recent fiscal years or any subsequent interim period, nor has the Company had any disagreements with its independent accounts on accounting and financial disclosures during the same period.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

Our articles of incorporation authorize us to issue up to 10,000,000 shares of common stock, which has $0.01 par value. As of March 31, 2009, we have 1,148,513 shares outstanding. After the offering, if it is fully subscribed, a total of              shares will be outstanding. All shares of our common stock will be entitled to share equally in dividends when, as, and if our board of directors declares dividends, and on our liquidation or dissolution, whether voluntary or involuntary, to share pro rata in all our assets available for distribution to our shareholders. We cannot assure that we will pay any cash dividends on our common stock in the near future. Each holder of our common stock will be entitled to one vote for each share owned on all matters submitted to our shareholders. Holders of our common stock will not have any preemptive right to acquire authorized but unissued capital stock. There is no cumulative voting, redemption right, sinking fund provision or right of conversion with respect to our common stock. All shares of our common stock issued in accordance with the terms of this offering as described in this prospectus will be fully paid and non-assessable.

Warrants

The following is a summary of the terms of the warrants that will be issued in connection with each share of common stock issued in the offering:

•

Number of shares and exercise price. The holder of the Warrant shall be entitled to acquire from Unity .25 shares of Unity common stock for each share of common stock purchased in the offering with an exercise price of $             per share.

•	Term. Five year expiration from date of issuance of Warrant.

•	Voting Rights/Rights as Stockholder. None prior to exercise of Warrant and purchase of underlying common stock.

•	Transfer/Assignment. Warrant is transferable subject to state and federal securities laws and regulations.

•

Stock Splits, Subdivisions, Reclassifications or Combinations. If Unity shall (i) declare and pay a dividend or make a distribution on its common stock in shares of common stock, (ii) subdivide or reclassify the outstanding shares of common stock into a greater number of shares, or (iii) combine or reclassify the outstanding shares of common stock into a smaller number of shares, the number of shares issuable upon exercise of the Warrant at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder after such date shall be entitled to purchase the number of shares of common stock which such owner would have owned or been entitled to receive in respect of the shares of common stock subject to the Warrant after such date had the Warrant been exercised immediately prior to such date.

•

Business Combinations. In case of any business combination, merger or reclassification of common stock, the Warrantholder’s right to receive common stock upon exercise of the Warrant shall be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities or property (including cash) which the Warrantholder (at the time of such business combination, merger or reclassification) upon exercise of the Warrant immediately prior to such business combination, merger or reclassification would have been entitled to receive upon consummation of such business combination, merger or reclassification.

•	Preemptive or Subscription Rights. None.

Shares Held by Affiliates

All shares sold in this offering will be freely tradable without restriction or registration under the Securities Act of 1933, as amended, except for shares our officers and directors purchase. Our officers and directors are affiliates under the securities laws and, as a result, their shares will be subject to certain resale restrictions. An active public market for our common stock may not exist at any time after this offering. As a result, investors who may wish or who need to dispose of all or a part of their investment in our common stock may not be able to do so except in an illiquid market or by private direct negotiations with third parties, assuming that third parties are willing to purchase our common stock.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

Terms for Board of Directors

Unity’s Articles of Incorporation provides that the Board of Directors is divided into three classes with staggered terms, so that the terms of only one-third of the Board members expire at each annual meeting.

Limitation of Liability

Article 5 of our articles of incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to us and to our shareholders for breach of a duty as a director. There is no elimination of liability for:

•	a breach of duty involving appropriation of our business opportunities;

•	an act or omission not in good faith or involving intentional misconduct or a knowing violation of law;

•	a transaction from which the director receives an improper material tangible personal benefit; or

•	the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with unlawful distributors of corporate assets to shareholders.

Article 5 does not eliminate or limit our right or our shareholders’ right to seek injunctive or other equitable relief not involving monetary damages.

We adopted certain provisions of the Georgia Business Corporation Code that allow Georgia corporations, with the approval of their shareholders, to include in their articles of incorporation a provision eliminating or limiting the liability of directors, except in the circumstances described above. We included these provisions to encourage qualified individuals to serve and remain as our directors. While we have not experienced any problems in locating directors, we could experience difficulty in the future as our business activities increase and diversify. We also included these provisions to enhance our ability to obtain liability insurance for our directors at a reasonable cost. While we have obtained liability insurance covering actions our directors take in their capacities as directors, our board of directors believes that the current directors’ liability insurance environment, and the environment for the foreseeable future, is characterized by increasing premiums, reduced coverage and an increasing risk of litigation and liability. Our board of directors believes that our limitation of directors’ liability will enable us to obtain such insurance in the future on terms more favorable than if such a provision were not included in our articles of incorporation.

Indemnification

Our bylaws contain certain indemnification provisions that provide that our directors, officers, employees and agents will be indemnified against expenses they actually and reasonably incur if they are successful on the merits of a claim or proceeding.

When a case or dispute is not determined ultimately on its merits, the indemnification provisions provide that we will indemnify directors when they meet the applicable standard of conduct. A director meets the applicable standard of conduct if the director acted in a manner he or she reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, if the director had no reasonable cause to believe his or her conduct was unlawful. Our board of directors, our shareholders or our independent legal counsel determines whether the applicable standard of conduct has been met in each specific case.

Our bylaws also provide that the indemnification rights are not exclusive of other indemnification rights to which a director may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. We can also provide for greater indemnification than that described in our bylaws if we choose to do so, subject to our shareholders’ approval. We may not, however, indemnify a director for liability arising out of circumstances that constitute exceptions to limitation of a director’s liability for monetary damages.

The indemnification provisions of our bylaws specifically provide that we may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him in any such capacity, whether or not we would have had the power to indemnify against such liability.

We are not aware of any pending or threatened action, suit, or proceeding involving any of our directors or officers for which such directors or officers may seek indemnification from us.

We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of directors, officers, and controlling persons for violations of the Securities Act of 1933 is against public policy and is therefore unenforceable. In the event that a claim for indemnification against such liabilities other than our payment of expenses incurred or paid by our director, officer, or controlling person in the successful defense of any action, suit, or proceeding is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

LEGAL MATTERS

Martin Snow, LLP, Macon, Georgia will pass upon the validity of the common stock being offered by this prospectus.

EXPERTS

Our financial statements as of, and for the years ended, December 31, 2008, and December 31, 2007, set forth herein have been so included in reliance on the report of Mauldin & Jenkins, LLC, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, to register the common stock described in and offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and its exhibits. The registration statement may be examined at, and copies of the registration statement may be obtained at prescribed rates from, the Public Reference Section of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that website is http://www.sec.gov.

As of the date of this prospectus we are a reporting company subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports containing audited financial statements and by filing quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information. Our fiscal year is the calendar year.

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2008

CONSOLIDATED FINANCIAL REPORT

March 31, 2009

(Unaudited)

MAULDIN & JENKINS

Certified Public Accountants, LLC

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors

Unity Holdings, Inc.

Cartersville, Georgia

We have audited the accompanying consolidated balance sheets of Unity Holdings, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Holdings, Inc. and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

MAULDIN & JENKINS, LLC

Atlanta, Georgia

March 25, 2009

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

	2008	2007
Assets
Cash and due from banks	$4,196,837	$6,311,833
Interest-bearing deposits in banks	905,830	155,862
Federal funds sold	11,172,000	3,898,000
Securities available for sale	18,265,634	26,669,876
Restricted equity securities, at cost	2,881,678	2,138,278
Loans	249,636,747	243,029,718
Less allowance for loan losses	5,388,430	3,280,508

Loans, net	244,248,317	239,749,210

Premises and equipment	10,989,657	11,416,651
Foreclosed assets	9,136,196	2,358,998
Other assets	11,234,044	9,302,811

TOTAL ASSETS	$313,030,193	$302,001,519

Liabilities, Redeemable Common Stock and Stockholders’ Equity
Deposits
Noninterest-bearing	$13,329,798	$17,587,778
Interest-bearing	235,752,907	236,795,724

Total deposits	249,082,705	254,383,502
Other borrowings	38,900,000	22,250,000
Guaranteed subordinated debentures	3,093,000	3,093,000
Other liabilities	1,669,278	1,468,872

TOTAL LIABILITIES	292,744,983	281,195,374

Commitments and contingencies (Note 13)

Redeemable common stock held by KSOP	551,512	662,490

Stockholders’ equity
Preferred stock, par value $.01; 10,000,000 shares authorized; none issued	-	-
Common stock, par value $.01; 10,000,000 shares authorized; 1,148,513 and 987,557 issued and outstanding, respectively	11,485	9,876
Capital surplus	11,785,163	10,137,494
Retained earnings	7,876,572	9,948,751
Accumulated other comprehensive income	60,478	47,534

Total stockholders’ equity	19,733,698	20,143,655

TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ EQUITY	$313,030,193	$302,001,519

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Interest income
Loans	$17,664,776	$21,268,477
Taxable securities	1,064,256	1,017,237
Nontaxable securities	244,139	257,792
Federal funds sold	38,811	239,419
Interest-bearing deposits in banks	4,935	46,586

Total interest income	19,016,917	22,829,511

Interest expense
Deposits	8,603,111	9,992,481
Borrowings	1,799,631	1,815,949

Total interest expense	10,402,742	11,808,430

Net interest income	8,614,175	11,021,081
Provision for loan losses	4,433,000	737,776

Net interest income after provision for loan losses	4,181,175	10,283,305

Other income
Service charges on deposit accounts	1,210,660	1,145,051
Mortgage loan fees	321,016	388,704
Gain on sale of foreclosed real estate	-	223,757
Other operating income	499,750	358,329

Total other income	2,031,426	2,115,841

Other expenses
Salaries and employee benefits	4,851,245	4,972,229
Equipment and occupancy expenses	1,192,398	1,124,954
Loss on sale of securities available for sale	16,048	-
Loss on sale of foreclosed real estate	443,498	-
Other operating expenses	3,475,428	2,362,423

Total other expenses	9,978,617	8,459,606

Income (loss) before income taxes (benefits)	(3,766,016)	3,939,540
Income tax expense (benefit)	(1,602,547)	1,330,378

NET INCOME (LOSS)	$(2,163,469)	$2,609,162

Basic earnings (losses) per share	$(2.08)	$2.64

Diluted earnings (losses) per share	$(2.08)	$2.32

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Net income (loss)	$(2,163,469)	$2,609,162
Other comprehensive income:
Unrealized holding gains on securities available for sale:
Unrealized holding gains on securities arising during period, net of tax of $1,212 and $62,725, respectively	2,352	121,758
Reclassification adjustment for losses realized in net income, net of benefit of $5,456 and $0, respectively.	10,592	-

Other comprehensive income	12,944	121,758

Comprehensive income (loss)	$(2,150,525)	$2,730,920

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Par Value
Balance, December 31, 2006	990,030	9,900	10,166,421	7,496,033	(74,224)	17,598,130
Net income	-	-	-	2,609,162	-	2,609,162
Adjustment for shares owned by KSOP	-	-	-	(156,444)	-	(156,444)
Retirement of common stock	(2,473)	(24)	(74,165)	-	-	(74,189)
Stock compensation	-	-	45,238	-	-	45,238
Other comprehensive income	-	-	-	-	121,758	121,758

Balance, December 31, 2007	987,557	9,876	10,137,494	9,948,751	47,534	20,143,655
Net loss	-	-	-	(2,163,469)	-	(2,163,469)
Exercise of stock options and warrants	163,460	1,634	1,634,961	-	-	1,636,595
Adjustment for shares owned by KSOP	-	-	-	91,290	-	91,290
Retirement of common stock	(2,504)	(25)	-	-	-	(25)
Stock compensation	-	-	12,708	-	-	12,708
Other comprehensive income	-	-	-	-	12,944	12,944

Balance, December 31, 2008	1,148,513	$11,485	$11,785,163	$7,876,572	$60,478	$19,733,698

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.

AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES
Net income (loss)	$(2,163,469)	$2,609,162
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	578,050	598,451
Provision for loan losses	4,433,000	737,776
Other real estate valuation reserve	125,380	-
Deferred income taxes	(796,533)	(163,892)
Loss on sale of securities available for sale	16,048	-
Loss on disposal of fixed assets	431	847
Write down of other real estate	207,061	-
Loss (gain) on sale of other real estate	443,498	(224,110)
Decrease (increase) in interest receivable	520,404	(241,436)
(Decrease) increase in interest payable	(7,592)	73,188
Increase in taxes receivable	(1,097,890)	(63,730)
Stock compensation expense	12,708	45,238
Net other operating activities	(355,780)	(272,211)

Net cash provided by operating activities	1,915,316	3,099,283

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	(749,968)	91,925
Purchases of securities available for sale	(16,488,820)	(7,974,204)
Proceeds from sales of securities available for sale	6,918,634	-
Proceeds from maturities\calls of securities available for sale	17,977,992	1,290,892
(Purchase) redemption of restricted equity securities	(743,400)	401,500
Net increase in federal funds sold	(7,274,000)	(3,898,000)
Net increase in loans	(18,060,506)	(21,664,911)
Purchase of cash surrender value life insurance	-	(3,200,000)
Capital improvements on other real estate owned	(193,113)	-
Proceeds from sale of other real estate owned	1,748,558	508,246
Purchase of premises and equipment	(151,487)	(202,788)

Net cash used in investing activities	(17,016,110)	(34,647,340)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	(5,300,797)	44,899,972
Net decrease in federal funds purchased	-	(338,000)
Proceeds from other borrowings	26,750,000	19,350,000
Repayments of other borrowings	(10,100,000)	(30,950,000)
Purchase of common stock	-	(74,189)
Proceeds from exercise of stock options and warrants	1,636,595	-

Net cash provided by financing activities	12,985,798	32,887,783

Net increase (decrease) in cash and due from banks	(2,114,996)	1,339,726
Cash and due from banks at beginning of year	6,311,833	4,972,107

Cash and due from banks at end of year	$4,196,837	$6,311,833

SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
Interest	$10,410,334	$11,735,242
Income taxes	$291,876	$1,513,234
NONCASH TRANSACTIONS
Loans transferred to other real estate owned	$9,191,899	$4,290,624
Financed sales of other real estate owned	$63,500	$1,786,696

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Unity Holdings, Inc. (the “Company”) is a bank holding company whose business is conducted by Unity National Bank, its wholly-owned subsidiary. Unity National Bank (the “Bank”) is a commercial bank headquartered in Cartersville, Bartow County, Georgia. The Bank operates two offices in Cartersville and additional offices in Adairsville (Bartow County), Rome (Floyd County), and Calhoun (Gordon County), Georgia. Each office provides a full range of banking services in its primary market areas.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred tax assets, valuation of foreclosed assets and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and foreclosed assets, management obtains independent appraisals for significant collateral.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits in banks, deposits, and federal funds purchased are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $635,000 and $655,000 at December 31, 2008 and 2007, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income net of the related deferred tax effect. Equity securities without a readily determinable fair value are classified as available for sale and are recorded at cost. Restricted equity securities without a readily determinable fair value are recorded at cost.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities (Continued)

Purchased premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their outstanding principal balances less net deferred loan fees and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Nonrefundable loan fees, net of direct loan origination costs, are deferred with the net amount recognized into interest income over the life of the loans.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured and in process of collection. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cost-recovery method, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairments.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower’s ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Estimated useful lives for premises and equipment are three years to forty years.

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company had $9,135,107 and $2,338,092 of other real estate owned at December 31, 2008 and 2007, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Management’s determination of the realization of deferred tax assets is based upon management’s judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by the bank and the implementation of various plans to maximize realization of deferred tax assets. Management believes that the Company will generate sufficient operating earnings to realize the deferred tax benefits.

Stock Compensation Plans

At December 31, 2008, the Company has two stock-based employee compensation plans, which are described more fully in Note 9. Grant-date fair value is measured on the date of grant using option-pricing models with market assumptions. The grant-date fair value is amortized into expense on a straight-line basis over the vesting period. Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of our stock options. Under SFAS No. 123(R), stock-based compensation expense was $12,708 and $45,238 for the years ended December 31, 2008 and 2007, respectively.

Earnings (Losses) Per Share

Basic earnings (losses) per share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (losses) per share are computed by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options and stock warrants.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss) (Continued)

available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss).

NOTE 2. MANAGEMENT’S PLAN OF ACTION

On February 3, 2009, Unity Holdings, Inc. and its subsidiary bank, Unity National Bank, executed a written agreement with the Office of the Comptroller of the Currency (“OCC”). The Company and its Board of Directors have taken an active role in working with the OCC to improve the condition of the Company and the Bank. All strategies implemented are designed to accomplish three primary goals: (1) increase capital, (2) reduce the asset size of the Bank, and (3) reduce nonperforming assets.

Increasing Capital

The Company plans to improve the capital ratios of the subsidiary. While we are currently well-capitalized per regulatory standards, the Company understands that additional capital may be necessary to absorb future losses. In September 2008, the Board and Management injected over $1.6 million into the capital reserves by exercising founder warrants and vested options. Approximately $650,000 has been used at the subsidiary level for capital replenishment. We maintain a credit line at the holding company for capital injection that is still available.

Since the fourth quarter of 2008, we have contacted an ever expanding list of potential capital investor candidates. These potential investors include current shareholders, individual investors (or a pool of individuals), and investment bankers. We have spoken with groups originally convened to get a bank charter that were denied and also merger partners. We continue to keep all avenues open to potential capital investors.

Improving earnings has also been a key strategy. We have made drastic cuts to our noninterest expense. We have gone through two rounds of staff cuts, from 86 employees in September 2008 to 74 in February 2009, a decrease of 14%. We have implemented high floors on our loan renewal rates. This plan serves a dual purpose. Higher loan rates will encourage the customer to move the business. If the loan stays, the higher rate helps to shore up the net interest margin.

Decreasing Asset Size

During the third quarter of 2008, we began slowing our growth, and quickly changed to a strategy of downsizing the assets of the Bank later in the same quarter. From September 2008 to January 2009, we shrank the assets by $11.8 million, with a decrease of $15 million in the loan portfolio. We have sold approximately $7.6 million in investments. We do not intend to replace maturities or calls from the investment portfolio during 2009. Our plan is to decrease in size by $20 – $25 million during 2009.

At January 31, 2009, our holdings in liquid assets (cash and Fed funds sold) stood at $11.6 million, an increase of approximately $5 million from September 2008 levels. This cash reserve will be worked down as much as our liquidity needs will allow. We paid off $6 million in FHLB advances in January and will pay off another $5.4 million during 2009. Deposits saw an elevated rate of decrease beginning in the third quarter of 2008 as concerns of bank failures and potential loss of deposits swept through the public. After the introduction of $250,000 in FDIC insurance, the deposit run-off has abated. We have let some high cost CD money run off when rates remained high. In December and January, our competitive markets saw a break in CD rates, so we have retained more overall local deposits during 2009.

Non-accrual loans saw a $3 million decrease in January 2009 when compared to September 2008 levels. Most of these moved into OREO, which increased $5.9 million. However, the net decrease in non-accrual activity indicates fewer (or smaller) balances being put into nonaccrual status. In the first quarter of 2009, we have seen more contracts on our foreclosed houses and more interest from prospects in our holdings.

NOTE 2. MANAGEMENT’S PLAN OF ACTION (Continued)

Decreasing Asset Size (Continued)

We have reviewed several other shrinking strategies, such as aggressively participating loans, cashing out or converting our bank owned life insurance, and entering into a sale\leaseback agreement on our facilities. These and any other strategies are continually reviewed for possible implementation.

Reducing Nonperforming Assets

The optimum solution to reaching the proposed risk-based capital ratios is to decrease our portfolio of non-performing assets (“NPAs”) with as little loss as possible. In October 2008, our board appointed a Special Assets Committee composed of outside directors to review our NPA levels and determine a course of action. Soon after, Management appointed a lender from our Rome Office, to oversee the disposition of foreclosed real estate. In December 2008, the Bank hired a banker experienced in problem loan resolution to act as our Special Assets Department Manager, charged primarily with working out our rated assets and managing the entire NPA portfolio process. We have rounded out the team with clerical help to allow them to address problems quickly and decisively.

We have taken an aggressive stance in working with our problem assets. Nonaccruals are being worked earlier. Where applicable, they are moving through the foreclosure process as fast as possible. Nonaccruals have dropped $3 million since September 2008. Most of that was moved to OREO, which increased $6 million over the same period. Once we have control of the property, it is a quicker process for us to clear the NPA off the books. We currently have contracts for four of our OREO properties at pricing better than initial estimates. Several other properties are generating interest from potential purchasers.

Executive management has reviewed the formal agreement’s various reporting dates and has begun to implement its requirements. The management team is driving the process of compliance with the formal agreement, which addresses the three main goals mentioned above. The Board receives monthly reporting on our progress and has been involved in assisting Management, particularly in the areas of problem asset management. The specific areas cited in the written agreement are summarized below. The full reporting to the board and the OCC mentioned below will begin using the data for the first quarter ended March 31, 2009.

Compliance Committee.    The Board must appoint a committee to oversee the implementation of the requirements of the written agreement. The entire board will serve as the compliance committee.

Criticized Assets.    The Bank must take immediate action to eliminate assets criticized during the exam, including specific courses of action for each asset over $500,000, board review of these assets, and full board approval for renewals of these problem loans. The Special Assets Committee has identified these loans, prepared workout plans, and have put in place the reporting mechanism to the Board.

Loan Concentrations.    The OCC instructed the Bank to develop a program to ensure with the loan concentration guidelines put forth in OCC Bulletin 2006-46. The Bank is implementing various analyses to quantify the risk within its concentrations and to determine the best course of action to reduce and maintain lower concentrations. Loan policies are being adjusted to ensure clear guidance on acceptable concentration levels, as are various credit underwriting standards.

Loan Portfolio Management.    The Bank must adopt more stringent underwriting policies, ensuring that adequate collateral and cash flow secure the loan portfolio. The Bank must monitor the loan portfolio to provide early identification of problem loans and to provide additional reporting to the Board. Management has begun to address the underwriting changes with additions to the loan portfolio. Board reporting has been increased.

NOTE 2. MANAGEMENT’S PLAN OF ACTION (Continued)

Reducing Nonperforming Assets (Continued)

Allowance for Loan Loss Reserve.    The loan loss reserve must be adequately calculated using several factors such as specific reserves for problem assets, historical losses, and subjective factors. The Board must review this on a quarterly basis, and any deficiencies must be remedies in the quarter in which they occur. We have historically followed this procedure, and our process has been validated by the OCC.

Other Real Estate Owned (“OREO”).    OREO reporting to the Board must become more detailed. Marketing strategies for each piece must be defined. The opportunity cost of holding the property must be analyzed. The Bank has to target time frames for disposal of the property and/or time frames for future write downs. The Bank, through the Special Asset Committee, has begun this project.

Liquidity.    The Board must ensure that the liquidity of the Bank is maintained at adequate levels. Management has added to its liquidity reporting and now tracks all areas of liquidity risk.

Strategic Plan.    The Board must adopt a new strategic plan that incorporates the requirements of the formal agreement and is appropriate for the risk profile of the Bank. Management is in the process of drafting a plan for Board approval.

NOTE 3. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2008:
U.S. Government sponsored agency securities	$13,022,371	$236,135	$-	$13,258,506
Municipal securities	5,151,630	31,311	(175,813)	5,007,128

	$18,174,001	$267,446	$(175,813)	$18,265,634

December 31, 2007:
U.S. Government sponsored agency securities	$15,744,312	$47,452	$(4,661)	$15,787,103
Municipal securities	6,010,459	83,943	(25,840)	6,068,562
Mortgage-backed securities	4,843,084	12,482	(41,355)	4,814,211

	$26,597,855	$143,877	$(71,856)	$26,669,876

Securities with a carrying value of $15,746,599 and $15,889,501 at December 31, 2008 and 2007, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Gross losses of $16,048 were realized in sales of securities available for sale for the year ended December 31, 2008. There were no realized gains or losses on sales of securities available for sale during 2007.

NOTE 3. SECURITIES (Continued)

The amortized cost and fair value of debt securities as of December 31, 2008 by contractual maturity are shown below. Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Securities Available for Sale
	Amortized Cost	Fair Value
Due in less than one year	$-	$-
Due from one to five years	2,304,980	2,331,674
Due from five to ten years	4,149,996	4,171,948
Due after ten years	11,719,025	11,762,012

	$18,174,001	$18,265,634

Restricted equity securities consist of the following:

	2008	2007
Federal Home Loan Bank stock	$2,292,000	$1,557,500
Federal Reserve Bank stock	373,500	364,600
Other correspondent bank stock	123,178	123,178
Trust preferred securities	93,000	93,000

	$2,881,678	$2,138,278

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2008 twelve debt securities have unrealized losses totaling $175,813, which represents a 5.65% aggregate depreciation from the Company’s amortized cost basis. At December 31, 2007 no debt securities had unrealized losses with aggregate depreciation of 5% or more from the Company’s amortized cost basis. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies has occurred, and industry analysts’ reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

NOTE 3. SECURITIES (Continued)

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2008 and 2007.

	Less Than Twelve Months		Twelve Months or More
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2008:
State and municipal securities	$124,344	$2,583,716	$51,469	$352,192

Temporarily impaired debt securities	$124,344	$2,583,716	$51,469	$352,192

December 31, 2007:
U.S. Government sponsored federal agencies	$3,137	$1,000,835	$1,524	$995,000
State and municipal securities	-	-	25,840	789,632
Mortgage-backed securities	7,236	971,225	34,119	2,074,152

Temporarily impaired debt securities	$10,373	$1,972,060	$61,483	$3,858,784

NOTE 4. LOANS

The composition of loans is summarized as follows:

	December 31,
	2008	2007
Commercial, financial and agricultural	$17,431,524	$19,599,346
Real estate – construction	47,997,692	47,528,638
Real estate – mortgage	177,923,539	168,879,644
Consumer, installment and other	6,503,284	7,287,901

	249,856,039	243,295,529
Net deferred loan fees	(219,292)	(265,811)
Allowance for loan losses	(5,388,430)	(3,280,508)

Loans, net	$244,248,317	$239,749,210

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,
	2008	2007
Balance, beginning of year	$3,280,508	$2,791,343
Provision for loan losses	4,433,000	737,776
Loans charged off	(2,387,274)	(337,579)
Recoveries of loans previously charged off	62,196	88,968

Balance, end of year	$5,388,430	$3,280,508

NOTE 4. LOANS (Continued)

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended December 31,
	2008	2007
Impaired loans without a valuation allowance	$13,635,258	$791,451
Impaired loans with a valuation allowance	13,627,494	7,570,376

Total Impaired loans	27,262,752	8,361,827

Valuation allowance related to impaired loans	3,268,575	912,095

Average investment in impaired loans	$13,057,950	$2,446,514

Interest income recognized on impaired loans for cash payments received was not material for the years ended December 31, 2008 and 2007. Loans on nonaccrual status amounted to approximately $19,980,000 and $3,145,000 at December 31, 2008 and 2007, respectively. Loans past due ninety days or more and still accruing interest were approximately $1,499,249 and $791,000 at December 31, 2008 and 2007, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties including directors, executive officers and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2008 are as follows:

Balance, beginning of year	$1,288,480
Advances	1,885,022
Less repayments	1,749,584

Balance, end of year	$1,423,918

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,
	2008	2007
Land and land improvements	$3,715,730	$3,715,730
Buildings	7,730,930	7,721,615
Equipment	2,489,647	2,386,265

	13,936,307	13,823,610
Accumulated depreciation	(2,946,650)	(2,406,959)

	$10,989,657	$11,416,651

NOTE 6. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2008 and 2007 was $72,493,809 and $62,773,157 respectively. The scheduled maturities of total time deposits at December 31, 2008 are as follows:

2009	$98,534,010
2010	25,440,929
2011	10,842,084
2012	5,421,437
2013	5,819,296

$146,057,756

Total overdrafts reclassified to loans at December 31, 2008 and 2007 were $50,794 and $110,990, respectively.

The Company had brokered certificates of deposit at December 31, 2008 and 2007 of $23,322,323 and $17,250,170, respectively.

NOTE 7. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,
	2008	2007
FTN, Financial Line of Credit with interest payable quarterly at 2.75%, due April 2009.	$1,500,000	$-
Federal Home Loan Bank advances with interest payable at various intervals at interest rates ranging from 2.90% to 5.32%, due at various maturity dates between January 22, 2009 and June 29, 2012.	$37,400,000	$22,250,000

	$38,900,000	$22,250,000

Contractual maturities of other borrowings as of December 31, 2008 are as follows:

2009	$12,500,000
2010	6,000,000
2011	7,000,000
2012	13,400,000

$38,900,000

The FTN, Financial line of credit is collateralized by the bank’s common stock. There are currently no debt covenants in place. The FHLB advance line is collateralized by a blanket lien on the Company’s 1-4 family mortgage, home equity loans, multifamily and commercial real estate and $397,012 in cash held at the FHLB. The loans pledged as collateral had an approximate carrying amount of $77,693,201 as of December 31, 2008.

NOTE 8. GUARANTEED SUBORDINATED DEBENTURES

In 2003, the Company formed a wholly-owned grantor trust to issue cumulative trust preferred securities. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of the Company. The trust preferred securities can be redeemed prior to maturity at the option of the Company on or

NOTE 8. GUARANTEED SUBORDINATED DEBENTURES (Continued)

after December 17, 2008. The sole assets of the guarantor trust are the Junior Subordinated Deferrable Interest Debentures of the Company (the “Debentures”) held by the grantor trust. The debentures have the same interest rate (three month LIBOR plus 2.95%, floating) as the trust preferred securities. The Company has the right to defer interest payments on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related Debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Company to the extent of funds held by the grantor trust (the “Preferred Securities Guarantee”). The Preferred Securities Guarantee, when taken together with the Company’s other obligations under the Debentures, constitute a full and unconditional guarantee, on a subordinated basis, by the Company of payments due on the trust preferred securities.

The trust preferred securities and the related debentures were issued on December 18, 2003. Distributions on the trust preferred securities are paid quarterly. Interest on the Debentures is paid on the corresponding dates. The aggregate principal amount of Debentures outstanding at December 31, 2008 and 2007 were $3,093,000. Certain issue costs have been deferred and recorded in other assets in the accompanying balance sheet. The issue costs are being amortized over the initial five year period until the first call date. There was no remaining outstanding balance of the unamortized issue costs at December 31, 2008 and at December 31, 2007 the balance was $15,987, and was included in other assets.

NOTE 9. STOCK COMPENSATION PLANS

	Years Ended December 31,
	2008		2007
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Under option, beginning of year	82,960	$13.60	82,960	$13.60
Granted	-	-	-	-
Exercised	(40,960)	10.05	-	-
Terminated	-	-	-	-

Under option, end of year	42,000	17.07	82,960	13.60

Exercisable, end of year	40,000	$16.90	78,960	$13.25

Total intrinsic value of exercised shares		$489,520		$-

Weighted average remaining contractual term of exercisable options (in years)		4.4		3.1

Aggregate intrinsic value of total outstanding options		$333,000		$1,360,200

Aggregate intrinsic value of exercisable options		$204,000		$1,322,200

The Company has an incentive stock option plan that allows for an annual increase in shares available for options up to a total of 150,000 shares. At December 31, 2008, the Company has available 134,351 shares of common stock for issuance to key employees and directors. Options are granted at the fair value of the Company’s common stock on the date of grant and expire ten years from the effective date of the grant. The options vest at a rate of 20% per year.

NOTE 9. STOCK COMPENSATION PLANS (Continued)

Other pertinent information related to the options is as follows:

Additional information pertaining to options outstanding at December 31, 2008 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$16.00	32,000	4 years	$16.00	32,000	$16.00
$19.00	5,000	6 years	$19.00	4,000	$19.00
$22.00	5,000	6 years	$22.00	4,000	$22.00

In 1998, the Company granted 140,000 common stock warrants to its initial directors. In 2008, the warrants were exercised at a price of $10 per share. There were no remaining warrants outstanding at December 31, 2008.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted in 2008 or 2007. At December 31, 2008, there was $6,352 in unrecognized compensation expense related to stock-based payments, which is expected to be recognized during 2009 in total.

NOTE 10. OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS

Employee Stock Ownership Plan

In 2002, the Company established a leveraged Employee Stock Ownership Plan with 401-k provisions (KSOP) for the benefit of employees who meet certain eligibility requirements, subject to IRS limits. Contributions to the KSOP are determined by the Board of Directors of the Company taking into consideration the financial condition and fiscal requirements of the Company and such other factors as the Board of Directors may deem pertinent and applicable under the circumstances. The Company made no matching contributions in 2008 and $70,757 in 2007, respectively. The KSOP has no debt as of December 31, 2008 and December 31, 2007. The match for 2007 was paid in Company stock at approximately $30 per share. The KSOP owned 21,212 and 22,083 shares of the Company’s common stock as of December 31, 2008 and 2007, respectively, which were purchased solely from employee contributions to the KSOP. During 2008, 871 shares were liquidated by plan participants. These shares were retired. During 2007, the KSOP purchased 4,327 shares from outside shareholders at prevailing market prices.

In accordance with the KSOP, the Company is expected to honor the rights of certain participants to diversify their account balances or to liquidate their ownership of the common stock in the event of termination. The purchase price of the common stock would be based on the fair market value of the Company’s common stock as of the annual valuation date, which precedes the date the put option is exercised. However, since the redemption of common stock is outside the control of the Company, the Company’s maximum cash obligation based on the approximate market prices of common stock as of the reporting date has been presented outside stockholders’ equity. The amount presented as redeemable common stock held by the KSOP in the consolidated balance sheet represents the Company’s maximum cash obligation and has been reflected as a reduction of retained earnings.

NOTE 10. OTHER EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Deferred Compensation Plan

In 2002, the Company established a deferred compensation plan providing for death and retirement benefits for its directors. The balance of deferred compensation included in other liabilities at December 31, 2008 and December 31, 2007 amounted to $752,357 and $545,436, respectively. Deferred compensation and other associated expenses amounted to $206,921 and $96,313 for the years ended December 31, 2008 and 2007, respectively. Original expense accruals accounted for the present value of future cash flows from the plan. The current accruals account for the actual deferred amounts plus any applicable interest earned in the deferred fee accounts at the present time.

In December 2004, the Company established a deferred compensation plan providing for death and retirement benefits for certain officers. The balance of deferred compensation included in other liabilities amounted to $265,593 and $187,437 at December 31, 2008 and 2007. Expense recognized for deferred compensation amounted to $78,156 and $62,772 for the years ended December 31, 2008 and 2007.

The estimated amounts to be paid under these compensation plans are being offset by the earnings of life insurance policies on the participants. The balance of policy surrender values included in other assets amounted to $6,127,408 and $5,811,938 at December 31, 2008 and 2007, respectively. During 2007, the Bank purchased approximately $3,200,000 in additional life insurance on the participants. The offset to expenses from the earnings on these policies amounted to $315,470 and $161,899 for the year ended December 31, 2008 and 2007, respectively.

NOTE 11. INCOME TAXES (BENEFITS)

Income tax expense (benefit) consists of the following:

	Years Ended December 31,
	2008	2007
Current	$ (806,014)	$1,494,270
Deferred	(796,533)	(163,892)

Income tax expense (benefit)	$ (1,602,547)	$1,330,378

The Company’s income tax expense (benefit) differs from the amounts computed by applying the federal income tax statutory rates to income (loss) before income taxes (benefits). A reconciliation of the differences is as follows:

	Years Ended December 31,
	2008	2007
Income taxes (benefits) at statutory rate	$ (1,280,446)	$1,339,444
Tax-free income	(82,717)	(87,359)
State tax expense	(159,052)	103,263
Other items	(80,332)	(24,970)

Income tax expense (benefit)	$ (1,602,547)	$1,330,378

NOTE 11. INCOME TAXES (BENEFITS) (Continued)

The components of deferred income taxes are as follows:

	December 31,
	2008	2007
Deferred tax assets:
Loan loss reserves	$1,782,021	$1,144,034
Reserves on foreclosures	47,313	-
Loan fees	82,962	100,306
Deferred compensation	384,132	276,556
Nonaccrual loan interest	-	15,698
Contributions	5,831	-

	2,302,259	1,536,594

Deferred tax liabilities:
Depreciation	169,641	200,509
Securities available for sale	31,156	24,488

	200,797	224,997

Net deferred tax assets	$2,101,462	$1,311,597

NOTE 12. EARNINGS (LOSSES) PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings (lossess) per common share.

	Years Ended December 31,
	2008	2007
Basic Earnings (losses) Per Share:
Weighted average common shares outstanding	1,041,313	989,820

Net income (loss)	$(2,163,469)	$2,609,162

Basic earnings (losses) per share	$(2.08)	$2.64

Diluted Earnings (Losses) Per Share:
Weighted average common shares outstanding	1,041,313	989,820

Net effect of the assumed exercise of stock options and warrants based on the treasury stock method using average market prices for the year	-	132,913

Total weighted average common shares and common stock equivalents outstanding	1,041,313	1,122,733

Net income (loss)	$(2,163,469)	$2,609,162

Diluted earnings (losses) per share	$(2.08)	$2.32

NOTE 13. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:

	December 31,
	2008	2007
Commitments to extend credit	$17,493,000	$36,625,000
Letters of credit	586,000	841,000

	$18,079,000	$37,466,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

At December 31, 2008 and 2007, the carrying amount of liabilities related to the Company’s obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit, and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2008 and 2007.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. The Company is also involved in other non-recurring legal matters, the ultimate outcome of which has not been determined. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

NOTE 14. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Bartow County and surrounding counties. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in these areas.

Approximately 90% percent of the Company’s loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company’s primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company’s primary market area. The other significant concentrations of credit by type of loan are set forth in Note 4.

NOTE 14. CONCENTRATIONS OF CREDIT (Continued)

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank’s capital and surplus as defined by the Office of the Comptroller of the Currency (the “OCC”), or approximately $4,275,000

NOTE 15. REGULATORY MATTERS

On February 3, 2009, the Company’s subsidiary bank, Unity National Bank, executed a written agreement with the Office of the Comptroller of the Currency (“OCC”). The Company and its Board of Directors have taken an active role in working with the OCC to improve the condition of the Company and the Bank. The OCC will publish a copy of the Agreement available on its website which is located at www.occ.treas.gov. A copy of the agreement was filed under a Form 8-K in February 2009 and incorporated herein by reference.

The Agreement is based on the findings of the OCC during a 2008 on-site examination. Since the completion of the examination, the Board of Directors has aggressively taken steps to address the findings of the exam and the Company has plans to raise new capital to improve its overall capital position and ensure sufficient capital for the Bank. The Company and the Bank are aggressively working to comply with the requirements of the Agreement.

Under the terms of the Agreement, the Company and the Bank are required, within 60 days of entering into the Agreement, to submit written plans to the regulators that address the following items: eliminating the basis of criticism of criticized assets; continuing to improve commercial real estate concentration risk management; on-going review and grading of the Bank’s loan portfolio; improving the Bank’s position regarding classified loans and other real estate owned; revising the Bank’s allowance for loan and lease losses policy; maintaining sufficient liquidity at the Bank; and preparing a financial forecast and strategic plan for a three-year period designed to improve the condition of the Bank.

The Board of Directors of the Bank is also required to appoint a Compliance Committee to submit, on a quarterly basis, a report setting forth a description of the action needed to achieve full compliance with the formal agreement, actions taken to comply, and the results and status of these actions.

The Bank will continue to conduct its banking business with customers in a normal fashion. Banking products and services and hours of business will remain the same, and the Bank’s deposits will remain insured by the FDIC to the maximum limits allowed by law.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective actions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2008 and 2007, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

NOTE 15. REGULATORY MATTERS (Continued)

The Company and Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2008: (Dollars in ‘000s)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital to Risk Weighted Assets:
Consolidated	$25,990	9.87%	$21,063	8.00%	N/A	N/A
Bank	$26,367	10.02%	$21,052	8.00%	$26,315	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$22,673	8.61%	$10,531	4.00%	N/A	N/A
Bank	$23,052	8.76%	$10,526	4.00%	$15,789	6.00%
Tier I Capital to Average Assets:
Consolidated	$22,673	7.22%	$12,558	4.00%	N/A	N/A
Bank	$23,052	7.34%	$12,562	4.00%	$15,703	5.00%

December 31, 2007: (Dollars in ‘000s)
Total Risk-Based Capital to Risk Weighted Assets:
Consolidated	$29,700	11.86%	$20,038	8.00%	N/A	N/A
Bank	$26,703	10.65%	$20,050	8.00%	$25,062	10.00%
Tier I Capital to Risk Weighted Assets:
Consolidated	$26,567	10.61%	$10,019	4.00%	N/A	N/A
Bank	$23,568	9.40%	$10,025	4.00%	$15,037	6.00%
Tier I Capital to Average Assets:
Consolidated	$26,567	9.07%	$11,712	4.00%	N/A	N/A
Bank	$23,568	7.73%	$9,943	4.00%	$15,245	5.00%

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. On February 12, 2008, the FASB issued Staff Position 157-2 which defers the effective date of Statement 157 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. All other provisions of Statement 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

On October 10, 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active.” This FSP clarified the application of SFAS No. 157 in a market that is not active and reiterated that the results of distressed sales or forced liquidations are not determinative when measuring fair value. It emphasized that when determining fair value, the use of management’s internal assumptions concerning future cash flows discounted at an appropriate risk-adjusted interest rate is acceptable when relevant observable market data do not exist. In some situations, multiple inputs

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair Value Measurements (Continued)

from a variety of sources may provide the best evidence of fair value. The FSP also described how the use of broker quotes should be considered when assessing the relevance of observable and unobservable inputs. The impact of this statement is minimal, as this FSP provides clarification to existing guidance.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Bank uses various methods including market, income and cost approaches. Based on these approaches, the Bank often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Bank utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Bank is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury and U.S. Government-sponsored enterprise debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available for Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets Measured at Fair Value on a Recurring Basis (Continued)

Available for Sale Securities (Continued)

The following table presents financial assets measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2008 Using
	Assets/Liabilities Measured at Fair Value December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities	$18,265,634	$-	$18,265,634	$-

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans

Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan’s existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when Management believes the uncollectibility of a loan is confirmed. During 2008, certain impaired loans were partially charged-off or re-evaluated for impairment resulting in a remaining balance for these loans, net of specific allowances, of $23,994,177 as of December 31, 2008. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan impairment as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan impairment as nonrecurring Level 3.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed assets as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Foreclosed Assets (Continued)

The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the FAS No. 157 valuation hierarchy (as described above) as of December 31, 2008, for which a nonrecurring change in fair value has been recorded during the year ended December 31, 2008.

	Carrying value at December 31, 2008				Year ended December 31, 2008
(In Thousands)	Total	Level 1	Level 2	Level 3	Total gains (losses)

Impaired loans	$23,994,177	$-	$-	$23,994,177	$(5,655,849)
Foreclosed assets	$9,136,196	$-	$-	$9,136,196	(775,939)

					$(6,431,788)

Fair Value Option

In February, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately on the balance sheet. While SFAS No. 159 became effective for the Company beginning January 1, 2008, the Company has not elected the fair value option that is offered by this statement.

Fair Value Disclosures

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Cash, Due From Banks, Interest-bearing Deposits in Banks and Federal Funds Sold:    The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair values.

Securities:    Fair values for securities are based on available quoted market prices. The carrying values of restricted equity securities with no readily determinable fair value approximate fair values.

Loans:    For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair Value Disclosures (Continued)

Bank Owned Life Insurance:    The carrying amounts of bank owned life insurance approximates their fair values.

Deposits:    The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings and Guaranteed Subordinated Debentures:    The carrying amounts of variable-rate other borrowings, guaranteed subordinated debentures and federal funds purchased approximate their fair values. Fair values for fixed-rate other borrowings are estimated using a discounted cash flow calculation that applies interest rates currently being offered on other borrowings with similar terms.

Accrued Interest:    The carrying amounts of accrued interest approximate their fair values.

Off-Balance Sheet Instruments:    Fair values of the Company’s off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company’s off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The carrying amounts and estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in Thousands)
Financial assets:
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	$16,275	$16,275	$10,366	$10,366
Securities available for sale	18,266	18,266	26,670	26,670
Restricted equity securities	2,882	2,882	2,138	2,138
Loans, net	244,248	243,154	239,749	242,031
Bank owned life insurance	6,127	6,127	5,812	5,812
Accrued interest receivable	1,490	1,490	2,010	2,010

Financial liabilities:
Deposits	249,083	255,235	254,384	255,738
Borrowings	38,900	41,498	22,250	19,618
Guaranteed subordinated debentures	3,093	3,093	3,093	3,093
Accrued interest payable	502	502	510	510

NOTE 17. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,
	2008	2007
Data Processing	$768,068	$669,136
Marketing	234,393	302,652
Expenses related to foreclosed properties and repossessed assets.	$273,326	$16,034

NOTE 18. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of operations and cash flows of Unity Holdings, Inc. as of and for the years ended December 31, 2008 and 2007:

CONDENSED BALANCE SHEETS

	2008	2007
Assets
Cash	$920,692	$90,435
Investment in subsidiary	23,787,978	23,615,300
Restricted equity securities, at cost	93,000	93,000
Other assets	97,092	110,503

Total assets	$24,898,762	$23,909,238

Liabilities, Redeemable Common Stock and Stockholders’ Equity
Miscellaneous liabilities	$20,552	$10,093
Redeemable common stock held by KSOP	551,512	662,490
Other borrowings	1,500,000	-
Subordinated debentures	3,093,000	3,093,000
Stockholders’ equity	19,733,698	20,143,655

Total redeemable common stock and stockholders’ equity	$24,898,762	$23,909,238

	2008	2007
Income
Dividends from subsidiary	$500,000	$300,000
Interest income on investments	5,959	7,890

Total Income	505,959	307,890

Expenses
Interest expense on bank notes	36,892	3,229
Interest expense on subordinated debentures	193,800	263,364
Noninterest expense	32,562	37,007

Total Expenses	263,254	303,600

Income before income tax benefits and equity in undistributed income (loss) of subsidiary	242,705	4,290
Income tax benefits	(97,092)	(94,517)

Income before equity in undistributed income (loss) of subsidiary	339,797	98,807

Equity in undistributed income (loss) of subsidiary	(2,503,266)	2,510,355

Net income (loss)	$(2,163,469)	$2,609,162

NOTE 18. PARENT COMPANY FINANCIAL INFORMATION (Continued)

	2008	2007
OPERATING ACTIVITIES
Net income (loss)	$(2,163,469)	$2,609,162
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in undistributed (income) loss of subsidiary	2,503,266	(2,510,355)
Net other operating activities	5,865	27,510

Net cash provided by operating activities	345,662	126,317

INVESTING ACTIVITIES
Investment in subsidiary	(2,650,000)	(1,296,500)

Net cash used in investing activities	(2,650,000)	(1,296,500)

FINANCING ACTIVITIES
Proceeds from other borrowings	2,000,000	250,000
Repayments of other borrowings	(500,000)	(250,000)
Purchase of common stock	-	(74,189)
Proceeds from exercise of stock options and warrants	1,634,595	-

Net cash provided by (used in) financing activities	3,134,595	(74,189)

Net increase (decrease) in cash	830,257	(1,244,372)
Cash at beginning of year	90,435	1,334,807

Cash at end of year	$920,692	$90,435

UNITY HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	3/31/2009	12/31/2008
	(Unaudited)
ASSETS
Cash and due from banks	$15,520,303	$4,196,837
Interest-bearing deposits in banks	6,328	905,830
Federal funds sold	-	11,172,000
Securities available for sale	15,037,021	18,265,634
Restricted equity securities, at cost	2,443,400	2,881,678
Loans	233,014,743	249,636,747
Less allowance for loan losses	4,128,359	5,388,430

Loans, net	228,886,384	244,248,317

Premises and equipment	10,850,832	10,989,657
Foreclosed assets	15,413,280	9,136,196
Other assets	11,725,334	11,234,044

TOTAL ASSETS	$299,882,882	$313,030,193

LIABILITIES
Deposits
Noninterest-bearing	$15,060,411	$13,329,798
Interest-bearing	228,887,487	235,752,907

Total deposits	243,947,898	249,082,705

Other borrowings	32,900,000	38,900,000
Guaranteed subordinated debentures	3,093,000	3,093,000
Other liabilities	1,009,250	1,669,278

Total liabilities	280,950,148	292,744,983

Commitments and contingencies
Redeemable common stock held by KSOP	551,512	551,512

STOCKHOLDERS’ EQUITY
Preferred stock, par value $.01; 10,000,000 shares authorized; none issued	-	-
Common stock, par value $.01; 10,000,000 shares authorized;
1,148,513 issued and outstanding.	11,485	11,485
Capital surplus	11,788,339	11,785,163
Retained earnings	6,622,582	7,876,572
Accumulated other comprehensive income (loss)	(41,184)	60,478

Total stockholders’ equity	18,381,222	19,733,698

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$299,882,882	$313,030,193

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Unaudited)

	Three Months Ended March 31,
	2009	2008
Interest income
Loans	$3,716,856	$4,752,845
Taxable securities	151,305	285,185
Nontaxable securities	55,897	64,024
Federal funds sold	2,362	9,002
Deposits in banks	235	3,197

Total interest income	3,926,655	5,114,253

Interest expense
Deposits	1,744,659	2,363,307
Other borrowings	380,764	425,260

Total interest expense	2,125,423	2,788,567

Net interest income	1,801,232	2,325,686
Provision for loan losses	1,510,000	308,000

Net interest income after provision for loan losses	291,232	2,017,686

Other income
Service charges on deposit accounts	211,356	263,697
Mortgage Loan Fees	128,915	60,568
Other operating income	73,224	133,667

Total other income	413,495	457,932

Other expenses
Salaries and employee benefits	1,016,926	1,220,567
Equipment and occupancy expenses	278,112	302,759
Loss on sale of foreclosed assets	521,996	-
Other operating expenses	910,069	708,740

Total other expenses	2,727,103	2,232,066

Income (loss) before income taxes (benefits)	(2,022,376)	243,552

Income tax expense (benefit)	(768,386)	83,264

Net income (loss)	$(1,253,990)	$160,288

Basic earnings (loss) per share	$(1.09)	$0.16
Diluted earnings (loss) per share	$(1.09)	$0.14
Cash dividends per share	$-	$-

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three Months Ended March 31,
	2009	2008
Net Income (loss)	$ (1,253,990)	$160,288
Other comprehensive income (loss):
Unrealized gains (losses) on securities available-for-sale arising during period, net of tax	(101,662)	73,806

Comprehensive income (loss)	$ (1,355,652)	$234,094

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2009	2008
OPERATING ACTIVITIES
Net income (loss)	$(1,253,990)	$160,288
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	138,825	147,346
Provision for loan losses	1,510,000	308,000
Loss on Silverton Financial Services stock	123,178	-
Loss on disposal of equipment	-	427
Loss on sale of other real estate	505,636	5,113
Decrease in interest receivable	46,204	164,352
(Decrease) increase in interest payable	(70,319)	12,460
Decrease in taxes payable	(1,041,440)	(36,221)
Stock compensation expense	3,176	3,176
Net other operating activities	(30,241)	165,699

Net cash provided by (used in) operating activities	(68,971)	930,640

INVESTING ACTIVITIES
(Increase) decrease in interest-bearing deposits in banks	899,502	(76,626)
Purchases of securities available-for-sale	-	(5,995,969)
Proceeds from maturities of securities available-for-sale	3,071,429	7,034,112
(Purchase) redemption of restricted equity securities	315,100	(617,500)
Decrease (increase) in federal funds sold	11,172,000	(771,000)
Decrease (increase) in loans	5,438,747	(14,260,233)
Capital improvements on other real estate owned	(22,627)	-
Proceeds from sale of other real estate	1,653,093	255,613
Purchase of premises and equipment	-	(48,045)

Net cash provided by (used in) investing activities	22,527,244	(14,479,648)

FINANCING ACTIVITIES
Decrease in deposits	(5,134,807)	(943,322)
Proceeds from other borrowings	-	20,250,000
Repayments of other borrowings	(6,000,000)	(7,700,000)

Net cash provided by (used in) financing activities	(11,134,807)	11,606,678

Net increase (decrease) in cash and due from banks	11,323,466	(1,942,330)
Cash and due from banks at beginning of period	4,196,837	6,311,833

Cash and due from banks at end of period	$15,520,303	$4,369,503

SUPPLEMENTAL DISCLOSURES
Cash paid (received )during the period for:
Interest	$2,195,742	$2,776,107
Income taxes	$(342,000)	$313,737
NONCASH TRANSACTIONS
Financed sale of premises and equipment	$-	$64,280
Loans transferred to other real estate owned	$8,413,186	$2,260,796

See Notes to Consolidated Financial Statements.

UNITY HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1. BASIS OF PRESENTATION

The consolidated financial information for Unity Holdings, Inc. (the “Company”) included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

The results of operations for the three month period ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year.

NOTE 2. EARNINGS (LOSSES) PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings (losses) per common share. The dilutive effect is calculated as the net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year.

	Three Months Ended March 31,
	2009	2008
Basic Earnings (Losses) Per Share:
Weighted average common shares outstanding	1,148,513	987,557
Net income (loss)	$(1,253,990)	$160,288

Basic earnings (losses) per share	$(1.09)	$0.16

Diluted Earnings (Losses) Per Share:
Weighted average common shares outstanding	1,148,513	987,557
Dilutive Effect	-	132,037

Weighted average common shares outstanding-after dilutive effect	1,148,513	1,119,594

Net income (loss)	$(1,253,990)	$160,288

Diluted earnings (losses) per share	$(1.09)	$0.14

NOTE 3. FAIR VALUE DISCLOSURES

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is

NOTE 3. FAIR VALUE DISCLOSURES (Continued)

required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 — Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Assets Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available for Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Currently, all of the Company’s securities are considered to be Level 2 securities.

Assets Measured at Fair Value on a Nonrecurring Basis

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans

Loan impairment is reported when full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows using the loan’s existing rate, or the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance when Management believes the uncollectability of a loan is confirmed. Certain impaired loans were partially charged-off or re-evaluated for impairment resulting in a

NOTE 3. FAIR VALUE DISCLOSURES (Continued)

Impaired Loans (Continued)

remaining balance for these loans, net of specific allowances, of $17,752,000 as of March 31, 2009. This valuation would be considered Level 3, consisting of appraisals of underlying collateral and discounted cash flow analysis.

Foreclosed Assets

Foreclosed assets are market to fair value at the time of foreclosure based on appraisal of the underlying collateral value. Any initial write-down of the loan upon foreclosure is charged to the allowance for loan losses. At March 31, 2009, the carrying value of foreclosed assets was $15,413,280. This valuation would be considered Level 3, due to the valuation being based on independent third party appraisals.

In February, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately in the balance sheet. While SFAS 159 is effective for the Company beginning January 1, 2008, the Company has not elected the fair value option that is offered by this statement.

NOTE 4. SUBSEQUENT EVENT

At March 31, 2009 the company held stock with an original purchase price of $123,178 in Silverton Financial Services, Inc., the holding company of Silverton Bank. On Friday, May 1, 2009, Silverton Bank was closed by the office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”) was named Receiver. We do not expect to recover our original investment in the stock, and therefore have charged off the entire balance as of March 31, 2009.

Appendix A

Subscription Agreement

By mail to:

Unity Holdings, Inc.

950 Joe Frank Harris Parkway, S.E.

Cartersville, Georgia 30121

Attn: Michael L. McPherson

I hereby subscribe to purchase the number of shares if common stock (the “shares”) of Unity Holdings, Inc. (the “Company”) indicated below.

I have received a copy of the Company’s prospectus, dated             , 2009. I understand that my purchase of the Company’s common stock involves significant risk, as described under “Risk Factors” in the prospectus. I also understand that no federal or state agency has made any finding or determination regarding the fairness of the Company’s offering of common stock, the accuracy or adequacy of the prospectus, or any recommendation or endorsement concerning an investment in the common stock.

Enclosed is a check in the amount of $            . My check is made payable to “Alabama Bankers Bank, Escrow Agent for Unity Holdings, Inc.” I understand that the Company has the right, in its sole discretion, to accept or reject any subscription in whole or in part on or before the Expiration Date.

I acknowledge that when the Company received my subscription and my check, this subscription agreement will become final, irrevocable and binding on me.

Number of Shares:

Total Subscription Price
(at $ per share):

Please PRINT or TYPE exact name(s) in which undersigned desires shares to be registered

Address

1

SUBSTITUTE W-9

Under the penalty of perjury, I certify that: (1) the Social Security number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT (2) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOU TAX RETURN.

Signature(s)*

Area Code and Telephone No.	Please indicate form of ownership you desire for the shares (individual, joint tenants with right of survivorship, tenants in common, trust, corporation, partnership, custodian, etc.)

Social Security or Federal Taxpayer
Identification No.

TO BE COMPLETED BY THE COMPANY

Accepted as of                     , 2009 as to             shares.

UNITY HOLDINGS, INC.

By:
Signature

Print Name

When signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In case of joint tenants, each joint owner must sign.

2

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

Expenses of the sale of the Registrant’s common stock, $0.01 par value, are as follows:

Registration Fee	$837.00
Legal Fees and Expenses (Estimate)	$25,000.00
Accounting Fees and Expenses (Estimate)	$10,000.00
Selling Agent Commissions, Fees and Expenses	$750,000.00
Printing Expenses (Estimate)	$10,000.00
Miscellaneous (Estimate)	$5,000.00

TOTAL	$800,837.00

Item 14. Indemnification of Directors and Officers.

Consistent with the pertinent provisions of the laws of Georgia, the Registrant’s articles of incorporation provide that the Registrant shall have the power to indemnify its directors and officers against expenses (including attorneys’ fees) and liabilities arising from actual or threatened actions, suits or proceedings, whether or not settled, to which they become subject by reason of having served in such role if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Advances against expenses shall be made so long as the person seeking indemnification agrees to refund the advances if it is ultimately determined that he or she is not entitled to indemnification. A determination of whether indemnification of a director or officer is proper because he or she met the applicable standard of conduct shall be made: (a) by the board of directors of the Registrant; (b) in certain circumstances, by independent legal counsel in a written opinion; or (c) by the affirmative vote of a majority of the shares entitled to vote.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statements Schedules

(a)	The following documents are filed a part of this report:

3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2, File No. 333-45979).

3.2	Bylaws (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form SB-2, File No. 333-45979).

4.1

See Exhibits 3.1 and 3.2 for provisions of the Company’s Articles of Incorporation And Bylaws defining the rights of shareholders (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form SB-2, File No. 333-45979).

4.2	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form SB-2, File No. 333-45979).

5.1	Opinion of Martin Snow, LLP .

10.1

Employment Agreement dated as of December 12, 1997 between the Company and Michael L. McPherson (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form SB-2, File No. 333-45979).

10.2

Unity Holdings, Inc. Stock Warrant Agreement between Unity Holdings, Inc. and Michael L. McPherson dated April 15, 1999, that is a sample of the Warrant Agreements issued to all directors (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB filed with the Commission on March 29, 2000).

10.3

Agreement By and Between Unity National Bank and the Comptroller of the Currency dated February 3, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K, File No. 000-25851).

21.1	Subsidiaries of the Company.

23.1	Consent of Accountants.

23.2	Consent of Martin Snow, LLP (filed as part of Exhibit 5.1).

Item 17. Undertakings

The undersigned Registrant hereby undertakes as follows:

(a) (1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii)

To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the maximum estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any additional or changed material information on the plan of distribution.

(2)

For determining liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at the time to be the initial bona fide offering.

(3)	To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

(b)

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in Item 24, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Cartersville, State of Georgia on August 4, 2009.

Unity Holdings, Inc.

By: /s/ Michael L. McPherson
Michael L. McPherson, President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael L. McPherson and Jeff L. Sanders, and each of them, his or her attorney-in-fact, each with full power of substitution, for him or her in his or her name, place and stead, in any and all capacities, to sign any amendment to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratifies and confirms all that said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities indicated on August 4, 2009.

Signature	Title

/s/ Michael L. McPherson Michael L. McPherson	Director; President; and Chief Executive Officer

/s/ Jerry W. Braden Jerry W. Braden	Director; Chairman

/s/ Kenneth R. Bishop Kenneth R. Bishop	Director

/s/ Donald D. George Donald D. George	Director

/s/ John S. Lewis John S. Lewis	Director

/s/ Sam P. McCleskey Sam P. McCleskey	Director

/s/ Stephen A. Taylor Stephen A. Taylor	Director

/s/ B. Don Temples B. Don Temples	Director

/s/ Jeff L. Sanders Jeff L. Sanders	Senior Vice-President; Chief Financial Officer